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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934

Voxcorp, Inc. (formerly known as Millennium MultiMedia.com Corporation) (Name of Small Business Issuer in Its Charter)
Utah (State or Other Jurisdiction of Incorporation or Organization)	91-182-1949 (IRS Employer Identification No.)
9301 Wilshire Blvd., Suite 201, Beverly Hills, California 90210 (Address of Principal Executive Offices) (Zip Code)
(310) 777-8876 (Registrant's Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To Be So Registered	Name Of Each Exchange On Which Each Class Is To Be Registered
Common Stock Par Value $.001	OTC BB

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

TABLE OF CONTENTS

PART I	2
Item 1—Description of Business	2
General	2
Products and Services	3
Research and Development	6
Marketing and Sales	7
Employees	8
Government Regulation	9
Competition	9
Patents, trademarks and licenses	11
Reports to Security Holders	11
Financing	12
Item 2—Management's Discussion and Analysis	13
Forward Looking Cautionary Statement	13
General	13
Twelve Months Ended December 31, 2000 as Compared to the Period from Inception on October 22, 1999 to December 31, 1999	13
Three Months Ended March 31, 2001 as Compared to Three Months Ended March 31, 2000	14
Potential Fluctuations in Financial Reports	15
Item 3—Description of Property	15
Item 4—Security Ownership of Certain Beneficial Owners and Management	16
Item 5—Directors, Executive Officers, Promoters, and Control Persons	16
Item 6—Executive Compensation	20
Item 7—Certain Relationships and Related Transactions	20
Item 8—Description of Securities	21
General	21
Common Stock	21
Warrants	22
Preferred Stock	22
Stock Options	22
PART II	23
Item 1—Market Price of and Dividends on the Common Equity	23
Item 2—Legal Proceedings	23
Item 3—Changes in and Disagreements with Accountants	24
Item 4—Recent Sales of Unregistered Securities	24
Item 5—Indemnification of Directors and Officers	25
PART F/S	26
Independent Auditor's Report	26
Financial Statements for the Period from Inception on October 22, 1999 to December 31, 1999 & Twelve Months Ended December 31, 2000, and Three Months Ended March 31, 2000 & March 31, 2001	27
Notes to Financial Statements	33
PART III	76
Item 1—Index to Exhibits	76
Item 2—Description of Exhibits	76
Power of Attorney	77
Exhibit 23.1

PART I

ITEM 1—DESCRIPTION OF BUSINESS

GENERAL

    Voxcorp,Inc. (formerly Millennium Multi Media.com Corp.) ("VCI" or the "Company") was incorporated as Interstate Protectors Corporation on June 15, 1983 in the State of Utah. The Company had very little activity until 1991 when it acquired Nutra Era, Inc. and Global Vision, Inc. From 1991 through 1994, under the name Global Vision Unlimited, the Company concentrated its efforts on the production and test marketing of consumer health and wellness products until it discontinued operations in 1994.

    On June 4, 1996, the Company and DHS Research Group ("DHSRG") completed an Agreement and Plan of Reorganization pursuant to which the Company issued 1,900,784 shares of its common stock in exchange for all of the issued and outstanding common stock of DHSRG and the name of the Company was changed to DHS Industries, Inc. On June 18, 1996, the Company effected a 1-for-100 reverse split of its issued and outstanding common shares.

    DHSRG was incorporated on December 31, 1994 in the State of Nevada as Coast Financial Resources, Inc. ("CFR"). In August of 1995, CFR purchased Southern California Interviewing Service ("SCIS"). SCIS had been operating in the field of marketing research since it was organized in 1957. On April 25, 1996, CFR's name was changed to DHS Research Group. On September 15, 1999, DHSRG discontinued its operations.

    On December 2, 1996, the Company completed a Stock Purchase Agreement with Quality Network Systems, Inc. ("QNS"), pursuant to which the Company issued 50,000 shares of its common stock in exchange for all of the issued and outstanding common stock of QNS. QNS was incorporated on January 21, 1993 in the State of California. QNS is a travel management company with independent travel agent members. On December 12, 1997, the Stock Purchase Agreement between the Company and QNS was rescinded by the mutual consent of both parties.

    On March 20, 1998, the Company completed a Stock Purchase Agreement acquiring all issued and outstanding shares of Holland American International Specialties, Inc., a California corporation engaged in the international specialty foods business, which Agreement was subsequently rescinded by the mutual consent of both parties. The name of the Company was changed to Glenhills Corporation on April 2, 1998.

    On December 30, 1999, the Company acquired all issued and outstanding common stock of Millennium Multi Media.com Corp., a Delaware corporation organized on October 22, 1999, and engaged in the entertainment industry, in exchange for a total of 68,484,551 shares of common stock, including finders' fees. Pursuant to the Reorganization Agreement, the Company changed its name to Millennium Multi Media.com Corp., elected new directors and officers, and issued restricted shares of Common Stock to the Company's new officers, directors, consultants and others as compensation for their services. On July 24, 2001, the Company changed its name from Millennium Multi Media.com Corp. to Voxcorp, Inc.

    For the past several months, the Company has devoted substantially all of its efforts and resources to its development as a developer, marketer and distributor of entertainment content and services and other technology. The Company recently acquired the rights to produce and distribute on a worldwide basis two collections of the artistic work of Mr. Red Skelton. Each collection is anticipated to include three on-hour videos of Mr. Skelton's acclaimed television program, a print from one of his famous paintings, and a colorful brochure commemorating his show business history. If the Company is able to successfully market and distribute the first collection, the Company plans to exercise its option to produce and distribute the sequel. In April 2000, the Company acquired all of the issued and outstanding common stock of HealthNetwork of America, a Nevada corporation dba Vox2Data ("Vox2Data"). Vox2Data is currently a wholly owned subsidiary of the Company engaged in the business of designing, developing, marketing, and selling a proprietary medical records system called the Vox2Data System that combines voice recognition technology with the database format used in electronic editing. In August 2000, Vox2Data acquired 100% of Pacific Voice, Inc. in a merger in consideration for the issuance of 415,000 shares of its common stock, or $415,000 in cash if the shares of common stock are not worth $415,000 by August 2001. The Company plans to market the Vox2Data System to hospitals and other medical facilities throughout the United States.

PRODUCTS AND SERVICES

    The Company's mission is to embrace traditional and digital communication modes to provide a new age of entertainment content and services to consumers and industry participants in the United States and around the world and to combine voice recognition technology with the traditional data base format used in electronic editing to provide the medical community with an advanced records keeping system. The Company's revenues are expected to be derived from participation and revenue and/or profit sharing in various entertainment projects and the licensing and distribution of the Vox2Data System. Specifically, the Company intends to derive revenue from activities in the following areas:

(i)	development, licensing, marketing and distribution of the Vox2Data System
(ii)	development, licensing, marketing and distribution of film content and technology,
(iii)	development, licensing, marketing and distribution of music content and acts,
(iv)	development, licensing, marketing and distribution of other art performances and shows,
(v)	development, licensing, marketing and distribution of entertainment-related merchandise,
(vi)	development and marketing of entertainment-related Internet properties, including content, service and distribution Web Sites,
(vii)	development or participation in development of entertainment-related real estate projects,
(viii)	special direct response marketing services for entertainment industry companies, and
(xi)	other entertainment projects.

    RED SKELTON PROGRAM AND PROGRAM SEQUEL.  The Company recently entered into an agreement with Ms. Lothian Skelton pursuant to which the Company acquired the right to license, on an exclusive basis, the following: (1) the existing library of 24 one-half hours videos of Red Skelton's NBC television show which first aired during the 1970 to 1971 season; (2) a painting by Red Skelton; and (3) historical photographs of Red Skelton, in order to enable the Company to distribute one set of Red Skelton's works (the "Program") and one sequel to the set (the "Program Sequel"). The Program and Program Sequel are each expected to contain approximately three one-hour videos, a colorful brochure describing Mr. Skelton's show business history, historical photographs of Mr. Skelton, and a print created from a painting by Red Skelton. The Company will have the right to produce, duplicate, market, and distribute the Program and Program Sequel for a minimum of five years and a maximum of ten years. In consideration for the license granted to the Company by Ms. Lothian Skelton, the Company has agreed to pay Ms. Skelton the following (1) $100 upon the execution of the agreement, which amount will be offset against future royalties payable to Ms. Skelton under the agreement; (2) $100,000 during each of the first two years of the agreement, which amount will be offset against future royalties payable to Ms. Skelton under the agreement; and (3) 50% of the net revenues earned by the Company from the Program and Program Sequel. The Company will also pay all costs associated with researching, producing, advertising, promoting, duplicating, and distributing the Program and Program Sequel. If net revenue payments to Ms. Skelton total less than $100,000 during any year after the second year of the agreement, the agreement will terminate. The Company may in the future, pursuant to a separate agreement, acquire the option to purchase a portion of Red Skelton's works. The Company plans to market the Vox2Data System to hospitals and other medical facilities throughout the United States.

    THE VOX2DATA SYSTEM.  The Company's wholly owned subsidiary, Vox2Data, has developed a proprietary medical records system called Vox2Data. The Vox2Data System allows a physician to create a medical record by simply pushing a button and speaking into a microphone. The Vox2Data System combines voice recognition software, based upon the phonetic model, with the database format used in electronic claims editing. Immediate and accurate digital records of medical dictation are stored safely in a secure database, complete with the required coding data to assure error-free processing of medical insurance claims. The Vox2Data System eliminates transcription, minimizes human error, and allows physicians to use state-of-the-art technology to increase discretionary time. A printed report of the information is immediately available for e-mail or fax transmission to referring physicians, for printing and filing in the patient's medical record and for the patient.

    Voice recognition technology fits nicely with the tradition of oral dictation and transcription in creating healthcare records. Management believes that the Vox2Data System is especially useful because it creates not simply electronic text but an electronic record linked to coding and billing procedures. Thus, patient information will not need to be transcribed, plus it also will not need to be re-entered for billing purposes, which management believes will result in substantial savings.

    The Vox2Data System includes a hand held microphone, integrated with a computer mouse, that provides instantaneous recording of the physician's voice and conversion to data. Portable tape recorders may also be utilized and played directly into any computer equipped with Vox2Data. During dictation the physician is guided with compliance and required information entries through the use of programmable and automated forms.

    The Vox2Data voice recognition system recognizes an individual physician's phonetic patterns. The system is combined with "Best Match Technology" (initially developed by Dragon Systems, Inc.), to maximize accuracy and speed during dictation. The Vox2Data System allows for the setup of unique specialty-specific electronic dictionaries or industry-standard language models that work effectively in multiple medical specialties and provide security for each physician's voice file and patient records.

    The Vox2Data System is based on the use of structured/codified input. This means that the Vox2Data System first predetermines the full set of data items that will be utilized to document specific procedures and departmental standards of a patient's health and healthcare. These automated forms are customized to meet each hospital's specific requirements and are designed to be Medicare compliant. The physician uses her natural voice to select and enter relevant patient data directly into the computer system.

    The Vox2Data System is a phonetic based system. It is not vocabulary based, but relies on acoustical data and phonetic patterns to accomplish completed physician dictation utilizing automated forms, software control of dictation and a simultaneous database application. When a physician speaks into the Vox2Data microphone, the system doesn't actually hear words or phrases. The computer picks out common sound patterns, known as phonemes. The Vox2Data System allows the physician to customize his response, based on past dictation, dialect, and specialty. A hand held recorder microphone or headset combined with a computer workstation provides for instantaneous recording of the physician's voice to data, rather than to text enabling the printing of information from the database in the format of traditional medical transcription. The same dictation information is then used in a database format to extract medical coding words for both procedures (CPT codes) and diagnosis (ICD-9 codes). This process then provides for the transfer of the coding information directly into a claims database utilized by electronic claims editing software for both the in-patient UB-92 form and the outpatient HCFA-1500 form. The creation of an insurance form can be simultaneous with dictation, or the database information can be transferred as a file to a different computer for creation of the insurance form internally or externally. Only fully edited claims with a high probability of payment on first submission are submitted through an electronic claims system.

    System Features.  The Vox2Data System offers the following unique features: (1) multiple physicians can utilize the same workstation, (2) each physician has her own secure voice file on one or more workstations, (3) workstations can be networked to provide for multiple locations for dictation, (4) with each dictation, if the System detects anything new in either the voice or phonetic language model, an individual physician's voice file and vocabulary file are updated automatically, (5) the System's automated recognition of new words is continuous during dictation, (6) and demographic information from the hospital, skilled nursing facility, or physician's practice management system may interface, but is not required.

    System Implementation.  The Company's management has developed the following approach for implementing the Vox2Data System at hospitals:

      Preparation for Vox2Data Implementation.  The Company plans to assign an on site customer service representative to each customer. Prior to orientation, the customer service representative will obtain a copy of previous dictation for each physician identified for the first phase of orientation. Previous dictation for each physician will be added to the Company's general medical vocabulary to increase the number of words and key phrases recognized by anticipating physician "phonemes patterns." Phrases used by each physician will be identified for immediate voice recognition. Hardware requirements will be determined and all hardware will be installed. The Company anticipates that no capital expenditure required by the hospital.

      Initial Training for Physicians.  The Company plans to capture individual physician's voice files during orientation. The Company anticipates having physicians read into the dictation microphone for five to ten minutes for voice orientation and phonemes patterns recording. The Company plans to present physicians with specialty specific pre-programmed automated forms for immediate elimination of transcription.

      Department Implementation.  The Company anticipates providing implementation workshops and conducting installation and orientation one department at a time. The Company plans to demonstrate the use of automated forms and to emphasize the use of fully automated forms with underlying software controls for programmed individual responses for each line of dictation. The Company also plans to make free form dictation available for physicians to use without automated forms where appropriate.

      Continuous Monitoring After Implementation.  The Company intends to have its customer service representatives periodically update Vox2Data software at each customer location. The Company plans to monitor physician utilization and to make individual recommendations to increase speed. The Company plans to provide periodic reports to each customer describing physician usage and other key data.

      Continuous Development of Automated Forms.  The Company anticipates that its customer service representatives will be able to develop automated forms based on hospital physicians' current dictation patterns and requirements. The Company anticipates a gradual transition by its customers to very precise, accurate, controlled, and fully automated forms. The Company plans to make all forms from the Company's master library of automated forms available to each customer.

    Potential Market for the Vox2Data System.  The Company believes that its Vox2Data System will appeal to several areas of the health care industry.

      Hospital Management.  Management believes that the Vox2Data System will appeal to hospital management because the System may assist hospital management to reduce its number of employees, lower capital expenditures, decrease outsourced transcriptions expenses and errors, and convert current work areas to new functions. Management believes that the Vox2Data System will dramatically affect three areas of hospital administrative overhead: transcription, coding, and billing.

      Physicians.  The Company anticipates that the Vox2Data System will give physicians immediate feedback on Medicare compliance during dictation and provide automatic completion and electronic signing of patient records. Physicians will be able to return to patient care quickly, minimizing time spent dictating and eliminating time spent reviewing hundreds of faulty transcribed reports.

      Other Healthcare Providers.  Two other market segments of the healthcare industry could become new markets for Vox2Data: Nursing and Residential Care Facilities and Social Assistance Service Providers. Together, these markets represent industries currently worth $150 billion a year. Nursing and Residential Care Facilities provide residential care combined with either nursing, supervisory, or other types of care as required by the residents. The facilities are a significant part of the production process and the care provided is a mix of health and social services. Social Assistance Service Providers provide a wide variety of social assistance services directly to their clients. These services do not include residential or accommodation services, except on a short stay basis.

    Presbyterian Intercommunity Hospital.  The Company recently entered into a Service and Software License Agreement with Presbyterian Intercommunity Hospital, a California nonprofit public benefit corporation ("PIH"), pursuant to which PIH will license the Vox2Data System from July 1, 2001 to December 31, 2005. In consideration for a license to use the Vox2Data System, PIH will pay the Company an installation fee of $19,400, a monthly service fee of $460 per moth for each workstation on which the Vox2Data System is installed and utilized, and an additional monthly service fee of $400 per physician who utilizes the Vox2Data System through PIH. After July 31, 2001, PIH has the right to terminate the Service and Software License Agreement at any time during the term of the Agreement upon 90 days prior written notice to the Company.

RESEARCH AND DEVELOPMENT

    The Company allocated approximately $0 to research and develop during the twelve month period ended December 31, 1999 and approximately $700,000 during the twelve month period ended December 31, 2000. Management believes that product development will play a very important role in the Company's future success. The Company intends to build customer loyalty by continually offering valuable new products, services and tools to its customers. Wise product and service selection is therefore critical to the Company's success. Management realizes that the cost of product and service development is becoming increasingly more expensive. The Company plans to use outside material providers whenever possible to expedite the development of a new product or service. Outside material providers will be selected based upon their expertise, active participation, reputation and success in their field. When beneficial, the Company plans to blend the offerings of several providers to create an optimum hybrid product or service yielding the most benefits to its customers.

    Management believes that the Company must maintain its ability to provide useful products as the healthcare industry, its customers' needs, and its capabilities change. The Company may add an electronic database claims editor to the Vox2Data System. Virtually all claims editors available in the marketplace today are text based, rather than a database application.

MARKETING AND SALES

    To assist with marketing the Program and Program Sequel, the Company recently engaged the services of Blagman Media International ("Blagman"). In consideration for providing the Company with assistance in cost analysis and planning, marketing strategy and tactics, budget recommendations and maintenance, demographic and market research, production, telemarketing, and media planning and acquisition, the Company will pay Blagman a net 10% commission of all media negotiated and placed by Blagman for the Company. All creative and production charges and out-of-pocket expenses will be paid by the Company. The marketing campaign for the Program and Program Sequel is anticipated to consist of a PBS network special 60 minutes in length hosted by a comedian such as Mike Myers or Jerry Seinfeld, and 60 second and two minute direct response campaigns including print advertisements in magazines such as USA Weekend and Parade Magazine.

    The Company expects to utilize both traditional methods and the Internet for marketing and distributing its Vox2Data System. The Company plans to market the Vox2Data System using the following marketing methods:

    Offline Advertising and Promotion.  The Company believes that the undertaking of an extensive advertising and promotion campaign is key to the Company's success. The Company believes that this campaign must be performed aggressively on a wide scale. To accomplish its sales goals, the Company intends to engage an extremely capable advertising agency and public relations firm to assist the Company with its development of a comprehensive offline advertising and promotion plan.

    The Company's offline advertising and promotional objectives are to gain awareness of the Vox2Data System among industry groups, buyers, and customers, establish an image of the Company as an organization that is professional, completely reliable, and highly positioned in the market, and maximize efficiency in selecting and scheduling of published ads in publications to cover all targeted markets. The Company plans to select primary industry publications with high specific market penetration, schedule adequate frequency of advertisements to impact the market with corporate image and product messages, where possible, position advertising in or near industry articles on industry, product reviews, inside front cover, center spread or appropriate editorials, utilize United States editions of consumer, trade, or specialty publications, take advantage of special high-interest issues of major publications when possible, and maximize advertisement life with monthly and weekly publications. To get the most out of its promotional budget, the Company plans to focus its media coverage on its target audience. The Company plans to develop an advertising campaign built around its complete mobile commerce solution advertising campaign message. To eliminate the biggest objections to immediate action, management believes that Company advertisements must address how easy it will be to adopt the Vox2Data System. Ideally, after becoming familiar with the Company's message, customers will call or visit the Company's Web site for additional information.

    The Company also intends to participate in trade shows. Management believes that key shows will become the catalyst for the transition from one marketing stage to the next. The Company plans to increase its participation in trade shows each year. In deciding whether to attend a particular trade show the Company plans to consider the following factors: (1) long and short term return on investment; (2) target audience of the show; (3) geographic location; (4) coordination with other marketing activities; (5) past experience, if any, with the show; and (6) joint participation opportunities. The Company also plans to publish reports and papers for trade journals supporting trade shows and technical conferences.

    The Company plans to utilize the synergy of direct mail in conjunction with telemarketing both to support the sales force with lead generation and in coordination with the advertising campaign. Management believes that an effective direct marketing program will help to solidify the generic advertising message as well as create the spaced repetition among the business community in each geographic market zone. Given the growing potential of primary channel alternatives, the Company is building its capabilities in database marketing. The Company manages its own customer and prospective customer lists and has developed in-house database expertise. Management believes that this in-house presence will provide the Company's sales and technical support teams with tools that help streamline their operations, while updating the Company's customer knowledge on a daily basis. The Company plans to develop a customer information system that will help it make sound decisions by providing historical answers to the marketing questions it poses.

    Online Marketing.  The Company may use the Internet to promote its products and services. The Company has established a Web site and plans to continue to make its address known to its customers and prospective customers. Management believes that the Web site will enable the Company to provide customers with 24-hour per day/7-day per week access to the Company's products and services, attracting as many visitors to the Company's Web site as possible, maximizing the acquisition of leads, holding the Company's existing customer base, and providing updates, instructions, documentation and other forms of customer service. To help achieve its sales goals, the Company plans to implement an aggressive online marketing campaign combined with continual back-end monitoring and optimization. The objective will be to build brand awareness for the Company in the online community and to continually acquire new customers. Management believes that one of the best ways to attract this target audience is to achieve high visibility in the places where prospective customers are likely to be browsing. The Company's online campaign is anticipated to target sites that generate high traffic from Internet users who fit the Company's customer profile.

    In order to help create this market presence and increase customer awareness, the Company intends to promote its Web site on the most effective search engines, directories and promotional sites the Internet offers. Search Engines such as AltaVista, Excite, HotBot, Infoseek, Lycos, and Yahoo, are some of the most popular ways that users find out about new Web sites. To achieve the maximum traffic from the top search engines, listings for the Company should appear in the first three results pages when a user performs a search for a related keyword phrase. The Company intends to constantly optimize its Web site so that it ranks well in the search engines in the actual search results. While listing a Web site with the search engines and promotional sites is a high priority for the foundation of the Company's Internet marketing program, targeted links with sites of similar interest is another powerful method of obtaining visitors that are interested in the Company's products and services. The Company plans to search for sites of similar interest where it is likely to find its target audience to place targeted links.

    The Company also plans to design a professional banner and place it with various sites. The Company plans to purchase online ad banners on highly trafficked Web sites that appeal to the Company's target audience. The Company plans to work with a nationally recognized media buying firm to research the sites that are regularly visited by prospective customers in order to design and to execute an online ad campaign on a cost-per-lead or similar direct response basis. Management believes that search engine keyword buys are one of the best ways to reach very targeted individuals on the Internet. The Company plans to work with a media buying firm to research the keywords that its target audience is likely to use on search engines. The Company plans to purchase ad banners that will be displayed at the top of the page when a user enters one of those keywords on the search page. For example, every time a user enters "medical records" or "medical transcription" in Yahoo, an ad banner for the Company will appear at the top of the page with a call-to-action designed to encourage the user to click to the Company's Web site to learn more about the Vox2Data System.

EMPLOYEES

    The Company currently has four full time employees. All of the Company's founders and consultants have executed nondisclosure agreements with the Company. The Company also plans to require all future employees to enter into nondisclosure agreements and "work for hire" agreements with the Company.

GOVERNMENT REGULATION

    The Company is subject to various federal, state and local laws affecting entertainment and medical records businesses. The Federal Trade Commission and equivalent state agencies regulate advertising and representations made by businesses in the sale of their products, which apply to the Company. The Company is also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general.

COMPETITION

    ENTERTAINMENT INDUSTRY.  The entertainment industry is characterized by intense competition. The Company's principal competitors include large entertainment and communications companies and a myriad of other independent producers and marketers of entertainment content and services. Many of these competitors have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial, technical, and marketing resources than the Company. The Company believes that the principal factors affecting competition in its proposed market include name recognition, the ability to attract creative, business and technical personnel for the production and distribution of the Program and Program Sequel, and the ability to identify and enter into other remunerative projects. Other than potential licensing arrangements and the time necessary to develop business relationships and to enter the market, there are no significant proprietary or other barriers of entry that could keep potential competitors from providing competing products and services in the Company's proposed market. The Program and Program Sequel will also be subject to extensive competition from other forms of entertainment, including but not limited to television programming, cable television, virtual reality entertainment and other entertainment. There is no assurance the Company will be able to successfully or profitably compete in the entertainment business.

    MEDICAL RECORDS INDUSTRY.  While the majority of medical transcription remains an in-house activity, the growing push toward cost containment, particularly at the hospital level, has forced the medical community to keep costs low while the demand for services has grown. The result has been a growing trend toward outsourcing. It is estimated that as many as 75% of hospitals use some outsourcing service for medical transcriptions. The actual utilization, however, still remains relatively low (less than 20%, or between $1.1 and $1.3 billion), but is growing at a rate of more than 15% per year suggesting that the outsource market could exceed $2.0 billion within the next four to five years. Medical transcription outsourcing remains a relatively fragmented industry with over 1,500 service providers around the country. The majority of these service providers are "mom and pop" type of operations with revenue of less than $2.0 million. In fact, less than 10 companies have annual revenue of more than $10 million.

    MedQuist is the largest player in the medical transcription outsourcing industry. In 1999, MedQuist acquired MRC, the second largest company, for approximately $140 million in stock. The combined companies generate more than $280 million in revenue and have a client base exceeding 1,400 major healthcare customers through a nationwide network of over 100 service centers and 6,000 medical transcriptionists. However, the combined companies still control less than 5% of the market. This acquisition represents a trend toward consolidation that Sands Brothers expects will continue during the next several years. Larger companies such as Medquist will have greater access to capital and the ability to develop and employ new technologies, such as voice recognition, which will allow them to compete more effectively. Also, the medical community in general is consolidating with fewer and fewer physicians operating independently. Nearly 35% of the more than 610,000 non-federal physicians in the U.S. now belong to nearly 20,000 group practices. As the percentage of physicians in group practices continues to increase, the number of customers for the smaller medical transcription companies will concurrently decline making it increasingly difficult for the smaller concerns to continue to exist independently. While Medquist has announced a small pilot voice recognition transcription initiative, its large, conventional infrastructure will, according to Sands Brothers, probably prevent it from a quick rollout of the new technology.

    MedLink Interactive, Inc. is an Internet-based transcription services provider. The service is delivered either as a total end-to-end solution or as an ASP service to in-house or outsourced transcription companies. MedLink has announced plans to acquire other transcription companies in key geographic markets throughout the U.S. to serve as hubs for further market expansion.

    Many of the major electronics and software firms around the world ranging from AT&T to Motorola to Microsoft, have devoted significant attention to the voice recognition market. Most of the larger companies, however, have focused on general technological developments and increasing the dependability and processing capabilities of the technology, leaving many of the smaller firms with the opportunity to develop specialized applications for specific markets. IBM and Philips are two notable exceptions that have already developed voice recognition products specifically for the hospital market. Among smaller companies, Lernout & Hauspie, Dragon Systems, Inc, and e-DOCS.net, have developed voice recognition products specifically designed for healthcare applications. IBM has been one of the pioneers in this market through its ViaVoice voice recognition product line.

    IBM has recently launched a major advertising campaign to make consumers aware of the product line and the technology. One of the major advantages of the ViaVoice system is that it is well integrated with word processing programs such as Microsoft Word. The basic software sells for less than $150 but fully integrated programs, such as those for specific healthcare applications are considerably more expensive. For instance, IBM has already established a dominant position in the Radiology market with its MedSpeak/Radiology voice recognition product that sells for a retail price of about $4,500.

    Philips Dictation Systems, a subsidiary of Philips Business Electronics NV, also has developed a line of voice products used primarily in hospitals. Its products have been designed for use in critical situations such as operating rooms. Philips has been one of the pioneers in voice recognition technology with over 25 years of experience in this area. Philips was the first company to develop natural speech recognition technology for PC-based applications.

    Belgium based Lernout & Hauspie ("L & H"), which is significantly smaller than IBM or Philips, is one of the leaders in the field with its Voice Xpress product line which features the company's proprietary "natural language understanding' software and a specialized 60,000-word medical vocabulary. Natural language understanding technology allows Voice Xpress to not only recognize words but also commands such as "Capitalize the word." Lernout & Hauspie has already adapted Voice Xpress to sub specialties within medicine and is marketing editions for Primary Care, Pathology, Radiology and Emergency Medicine.

    Massachusetts based Dragon Systems, Inc. (acquired by L & H), is another growing company that has become a leader in producing voice recognition products for healthcare applications. Last June, Dragon began shipping its latest product for the healthcare industry, the Dragon NaturallySpeaking Medical Suite, featuring a 230,000 word medical vocabulary, geared particularly toward physicians and medical professionals. NaturallySpeaking products are continuous speech systems (this means that the user is able to talk fluidly and rapidly as compared to the pauses needed for discrete speech systems). Reviewers of the NaturallySpeaking system have found the product to be one of the best at deciphering the meaning of phrases rather than just words. Unfortunately, both L & H and Dragon Systems are currently experiencing financial difficulties.

    Like the Company, a number of companies take the voice recognition technology commercially available and package it with other products and services, notably the Internet and medical language databases, for healthcare applications. Houston based, e-DOCS.net is one of the newest entrants into the business that is now marketing its VoiceCOMMANDER voice recognition product to the professional healthcare market. E-DOCS.net began offering the Professional VoiceCOMMANDER Edition, at the end of 1997. This product is a fully integrated solution for the healthcare market which includes language models and medical vocabularies specifically designed for the individual physician as well as individualized training, installation and support. In addition, e-DOCS.net is also developing a handheld digital dictation device that will enable physicians to dictate notes remotely and later convert the notes at a more convenient time. Transcend Services uses Internet-based technology to turn doctors' audio patient records into manageable electronic records. The physicians' audio notes are digitized at its Atlanta hub, and transcribers access them over the Internet. The new Norcom E-Transcribe combines Dragon speech recognition and the Internet for a variety of applications. 21st Century Eloquence offers an entire line of speech recognition products from various manufacturers, including one based on Dragon, The Eloquent Physician. Narratek carries voice control and dictation products used in medical transcription. Computerized Business Systems based in Charlotte sells the complete line of IBM VoiceType and MedSpeak Radiology46 dictation products. VoiceAutomated is a software distributor and integrator with custom templates designed for medical applications including General Medicine, General Surgery, Urgent Care. Word Systems medical division offers customized vocabulary for the General Medicine edition of L&H Voice Xpress for Medicine, or select from specialty editions to increase the speed and accuracy of clinical reporting. WorkFlow Solutions is a value added technology integrator specializing in medical practice and hospital automation applications. They build medical vocabularies to integrate with IBM and Dragon speech recognition products as well as medical records databases. KorTeam develops speech applications for the medical industry especially healthcare documentation, using IBM and Dragon engines. TexTalk MD use DragonSpeakingNaturally to give physicians the ability to interface directly with their Medical Records using speech recognition. TexTalk MD enables physicians to quickly produce highly accurate chart notes, medical correspondence and other business documents without enormous transcription costs. ProVox Technologies markets TalkNotes™, which speeds normal documentation routines while providing management of medical notes in an electronic environment. TalkNotes is also designed to integrate with your existing systems and can share data with multiple systems eliminating time-consuming redundant data entry.

    The most direct competition comes from companies that offer products and service most similar to Vox2Data: Voice Recognition technology integrated with Electronic Medical Records. The following two companies claim to have such capability. Alma Information Systems markets TexTalk MD, which uses DragonSpeakingNaturally to give physicians the ability to interface directly with their Medical Records using speech recognition. It also enables physicians to produce chart notes, medical correspondence, and other business documents without transcription costs. ProVox Technologies markets TalkNotes™, which speeds normal documentation routines while providing management of medical notes in an electronic environment. TalkNotes is also designed to integrate with existing systems and can share data with multiple systems eliminating redundant data entry.

PATENTS, TRADEMARKS AND LICENSES

    The Company recently filed trademark applications with the United States Office of Patents and Trademarks for "Vox2Data" and the Company's box with stylized soundwaves logo. No assurance can be given that the Company will be successful in obtaining these trademarks, or that the trademarks, if obtained, will afford the Company any protection or competitive advantages.

REPORTS TO SECURITY HOLDERS

    The Company has on file an Information Statement with the National Association of Securities Dealers, Inc. ("NASD") pursuant to Rule 15c2-11 to become a public nonreporting company on the OTC Bulletin Board. According to amendments to NASD Rules 6530 and 6540, effective January 4, 1999, the Company's securities are not and will not become eligible for trading on the OTC Bulletin Board until its Form 10SB Registration Statement is declared effective by the Securities and Exchange

Commission, and the Company remains current in its public reports. The Company's shares are qualified for trading on a nonquoted basis on the "pink sheets," where the Company's Common Stock is currently trading under the symbol "MMUL".

    When the Company becomes a reporting issuer, it will be required to make certain regular disclosures by filing quarterly, annual and, when appropriate, other reports with the Securities and Exchange Commission (SEC), which must be filed electronically.

FINANCING

    The Company's Board of Directors has broad power to take any action which the Board, in good faith and pursuant to the prudent business standard, deems appropriate and in the best interests of the Company. Therefore a potential exists that the Board of Directors will authorize finders' fees to promoters or their affiliates or associates, subject to various restrictions placed upon related party transactions and transactions with interested officers, directors and their affiliates.

    On December 31, 2000, the Company issued a non interest bearing promissory note in the amount of $196,000 to Regal Group, L.L.C. The promissory note is payable on demand and was issued to Regal Group L.L.C. in exchange for cash advances made by Regal Group L.L.C. to the Company during the 2000 calendar year. A copy of the note is provided in Exhibit 10.5, Part III, Item 2 of this registration statement. The Company also has a $100,000 short-term loan from Regal Group, L.L.C. The annual interest rate on the loan is 5% and a copy of the note is provided in Exhibit 10.4, Part III, Item 2 of this registration statement. The Articles of Incorporation and Bylaws of the Company do not contain any limitation on the amount or percentage of indebtness, funded or otherwise, the Company might incur. The more the Company's assets are leveraged, the greater the risk that short-term fluctuations in the Company's operations might have a material adverse effect on the Company's ability to acquire additional financing, when and if required. Typically, the more the Company becomes leveraged, the greater the increase in debt service. Such an increase in debt service could adversely affect the Company's ability to make distributions to its stockholders and result in an increased risk of default on its obligations. The Board of Directors of the Company will determine policies with respect to financing or refinancing of assets and policies with respect to borrowings by the Company.

ITEM 2—MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD LOOKING CAUTIONARY STATEMENT

    This registration statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks inherent in the entertainment, including but not limited to inability to secure profitable projects, lower than anticipated sales, higher than anticipated costs, intense competition, and other factors set forth in this item and elsewhere in this registration statement.

GENERAL

REVENUES

    The primary potential sources of revenue for the Company are proceeds from the licensing and distribution of the Vox2Data System and the production and distribution of entertainment content, such as films, music and other art performances, as well as sales of entertainment related consumer merchandise and marketing services provided to companies within the entertainment industry. In the future, the Company also expects to derive revenues from participation in development and operation of entertainment related real estate properties, other entertainment related projects, and other intellectual properties and technologies. The Company is a development stage company and comparisons and trends at this time may not be a meaningful indication of the Company's business prospects. Revenues will be recognized as earned. The Company has not yet earned any revenue, and needs capital to develop or acquire interests in said projects.

EXPENSES

    General and administrative expenses consist primarily of costs associated with finance and accounting, human resources, management, legal services, and office overhead. Management intends to implement improved management information systems and continue to expand staff in order to support project development efforts. As a result, the Company expects general and administrative expenses to increase in future periods.

FINANCIAL CONDITION

    The Company does not have adequate capital to fund its business and needs to raise additional capital or financing to develop or acquire interests in planned projects. The Company may not be able to continue as a going concern if it does not obtain additional funds. The Company plans to make an offering of its Common Stock and warrants in a private placement to raise capital, but there is no assurance that the Company will raise any capital from the offering. Historically, the Company has funded its operations primarily through loans and the private sale of equity securities.

TWELVE MONTHS ENDED DECEMBER 31, 2000 AS COMPARED TO THE PERIOD FROM INCEPTION ON OCTOBER 22, 1999 TO DECEMBER 31, 1999

REVENUES

    Revenues for the twelve month period ended December 31, 2000 were $0 as compared to $0 for the period from inception on October 22, 1999 to December 31, 1999. The revenues during these periods were derived primarily from marketing research services, which have since then been discontinued. The Company' current business is in a development stage and comparisons and trends at this time may not be a meaningful indication of the Company's business prospects.

EXPENSES AND INCOME OR LOSS

    The Company's expenses were generally comprised of general and administrative costs. General and administrative costs for the twelve month period ended December 31, 2000 were $4,371,818 as compared to $212,161 for the period from inception on October 22, 1999 to December 31, 1999.

    The net loss for the twelve month period ended December 31, 2000 was ($5,227,577) compared to net loss of ($222,916) for the period from inception on October 22, 1999 to December 31, 1999. The basic loss per share for the twelve month period ended December 31, 2000 was $.06 as compared to $0 for the period from inception on October 22, 1999 to December 31, 1999.

STATEMENT OF CASH FLOWS

    The Company's statement of cash flows for the twelve months ended December 31, 2000 reflects that operating activities during that period utilized cash of ($972,585) as compared to ($18,439) of cash utilized during the period from inception on October 22, 1999 to December 31, 1999. The cash used by financing activities for the twelve months ended December 31, 2000 was $991,968 as compared to $100,155 for the period from inception on October 22, 1999 to December 31, 1999. The cash used by investing activities for the twelve month period ending December 31, 2000 was ($95,316) as compared to ($5,326) used by investing activities for the period from inception on October 22, 1999 to December 31, 1999.

INCOME TAXES

    At December 31, 2000, the Company had net operating loss carryforwards of approximately $5,450,493. No tax benefit had been reported in the financial statements, because the Company believes that the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

LIQUIDITY AND CAPITAL RESOURCES

    The Company does not have adequate capital to fund its business and needs to raise additional capital or financing. The Company is currently offering its Common Stock and warrants in a private placement to raise up to $2,500,000 at a price of $0.50 per Unit, each unit consisting of two shares of common stock and one common stock purchase warrant.

THREE MONTHS ENDED MARCH 31, 2001 AS COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

REVENUES

    Revenues for the three month period ended March 31, 2001 were $0 as compared to $0 for the three month period ended March 31, 2000. The Company' current business is in a development stage and comparisons and trends at this time may not be a meaningful indication of the Company's business prospects.

EXPENSES AND INCOME OR LOSS

    The Company's expenses were generally comprised of general and administrative costs. General and administrative costs for the three month period ended March 31, 2001 were $65,195.75 as compared to $193,471 for the three month period ended March 31, 2000.

    The net loss for the three month period ended March 31, 2001 was ($168,104.76) compared to net loss of ($193,715) for the three month period ended March 31, 2000.

    The basic loss per share for the three month period ended March 31, 2001 was $0.0015248 as compared to $0 for the three month period ended March 31, 2000. The weighted average number of shares outstanding used in the basic loss per share calculation for the three month period ended March 31, 2001 was 110,248,539 and 76,794,843 for the three month period ended March 31, 2000.

STATEMENT OF CASH FLOWS

    The Company's statement of cash flows for the three months ended March 31, 2001 reflects that operating activities during that period utilized cash of ($4,924.44) as compared to ($195,534) of cash utilized during three months ended March 31, 2000. The cash provided by financing activities for the three months ended March 31, 2001 was ($6,224.12) as compared to $312,050 for the three month period ending March 31, 2000. The cash used by investing activities for the three month period ending March 31, 2001 was ($1,299.68) as compared to ($14,976) used by investing activities for the three months ended March 31, 2000.

INCOME TAXES

    At March 31, 2001, the Company had net operating loss carryforwards of approximately $5,618,901. No tax benefit had been reported in the financial statements, because the Company believes that the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

LIQUIDITY AND CAPITAL RESOURCES

    The Company does not have adequate capital to fund its business and needs to raise additional capital or financing. The Company is currently offering its Common Stock and warrants in a private placement to raise up to $2,500,000 at a price of $0.50 per Unit, each unit consisting of two shares of common stock and one common stock purchase warrant.

POTENTIAL FLUCTUATIONS IN FINANCIAL REPORTS

    The Company's operating results have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond the Company's control. These factors include frequent business transitions, the availability of capital or financing to fund the Company's operations, market acceptance of the Company's Vox2Data System, the effectiveness of the Company's entertainment properties development and marketing programs, increased competition in the Company's markets and other general economic factors. Due to these factors and the fact that the Company is still in a development stage, the market price of the Company's Common Stock could likely be materially and adversely affected.

ITEM 3—DESCRIPTION OF PROPERTY

    The Company owns no property. Commencing November 1, 1999, the Company entered into a sub-lease for approximately 1,800 square feet of office space located at 9301 Wilshire Boulevard, Suite 201 & Suite 202, Beverly Hills, California 90210 for its corporate headquarters at an annual rent of approximately $52,000, plus a pro rata share of building operating costs. The offices are part of a professional business center building suitable for common business activities and adequate, in aggregate for up to 15 employees. The Company has a commercial lease agreement for the premises, copy of which is provided in Exhibit 10.3, Part III, Item 2.

ITEM 4—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the security ownership of the officers and directors of the Company and each person who owns of record, or is known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock as of June 7, 2001.

Security Class	Shareholder's Name and Address(3)	Number of Shares	Percent of Class
Common Stock	Torco Enterprise, LLC(1)	22,076,475	20.4%
Common Stock	Thorn Tree Management, LLC(2)	22,076,475	20.4%
Common Stock	Lynne Roberts(4)	14,717,650	13.6%
Common Stock	Phillips Management Svcs	5,561,773	5.1%
Common Stock	Jane McGee(5)	7,000,000	6.46%

*
Beneficial Ownership

(1)
Joseph Torkan, a Director and President of the Company, is a managing partner of Torco Enterprise, LLC.

(2)
David Peipers, a Director of the Company, is a managing partner of Thorn Tree Management, LLC.

(3)
All of these principal shareholders have an address at the Company's executive offices.

(4)
Lynne Roberts is the wife of Bobby Roberts, a director of the Company.

(5)
Jane McGee is the wife of Illya Bond, a director of the Company. The 7,000,000 shares of the Company's Common Stock owned by Ms. McGee are subject to a Stock Purchase and General Release Agreement pursuant to which the Company or its designees may purchase the shares.

ITEM 5—DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

    The following table lists the officers and directors of the Company as of June 7, 2001:

Name	Position
Joseph Torkan	President and Director
David Peipers	Director
Joubin Torkan	Director
Bobby Roberts	Director
Illya Bond	Director
Stephen Burgess	Secretary
Vin Kamdar	Director, Chief Financial Officer

    JOSEPH TORKAN, age 60, has been Co-Chairman of the board of directors of the Company since December 1999 and the President of the Company since March 2001. Mr. Torkan is also a Vice President and Chief Operations Officer of Regal Group, L.L.C., a real estate development company, currently focused on several shopping centers and entertainment facilities in the Las Vegas, Nevada area. Since moving to Los Angeles, California in 1978, Mr. Torkan has also established other businesses, including a furniture manufacturing business and a truck and automobile parts manufacturing business. Mr. Torkan holds a Bachelor of Arts Degree in Business Administration from Long Island University. Joseph Torkin is the father of Joubin Torkin.

     DAVID PEIPERS, age 44, has been a Co-Chairman of the board of directors of the Company since December 1999. Mr. Peipers owns 50% of Regal Group, L.L.C., which he established in 1997 for the purpose of owning, developing, constructing, and managing real estate interests. Mr. Peipers co-founded Segrets, Inc., an apparel firm which marketed women's sportswear under the Sigrid Olsen label until the sale of the company to Liz Claiborne in 1999. Mr. Peipers is also a director or a significant shareholder, either directly or indirectly through affiliates, of several private companies including SK Technologies, a retail software company, Delta Omega Technologies, a specialty chemicals company, Equistar Holdings, a mining company, and Domaine Clarence Dillon, a winery. Mr. Peipers is also currently chairman of Offline Entertainment Group, a New York based independent film and television company. Mr. Peipers received a Bachelor of Arts Degree from Harvard College in 1978 and a Juris Doctor Degree from Harvard Law School in 1981.

     JOUBIN TORKAN, age 35, has been a Director of the Company since December 1999. For the past ten years, Mr. Torkan has been actively involved in several real estate developments with his father Joseph Torkan. Through Regal Group, L.L.C., he is currently working on developing several shopping centers and entertainment facilities in the Las Vegas, Nevada area. Mr. Torkan also owns 100% of Designers Import International, a high-end furniture manufacturing company that supplies major hotels in Las Vegas, Nevada and countries in the Far East and Middle East. In addition, Mr. Torkan is a minority shareholder of a slip cover manufacturing company in Los Angeles, California. From 1981 to 1985, Mr. Torkan attended the University of Southern California where he majored in Business Administration.

     BOBBY ROBERTS, age 72, has a Director of the Company since December 1999. Mr. Roberts' career in the entertainment business spans 35 years. He has been a record executive, film producer, music publisher and personal manager, handling the careers of artists such as The Mamas and The Papas, Ann-Margret, Mama Cass Elliott, Paul Anka, Richard Pryor, Steppenwolf, and Jan & Dean. He began his career in the 1950's as a member of the internationally known dance act, the Dunhills, which worked all over the world with Danny Kaye and Milton Berle. In the 1960's, Mr. Roberts co-founded Dunhill Records with Lou Adler. The company's first discovery was The Mamas and The Papas. Other artists to succeed on the Dunhill label include Three Dog Night, Steppenwolf, Johnny Rivers, and Mama Cass Elliott. Subsequently, Mr. Roberts formed Landers-Roberts Productions with Hal Landers and produced many motion pictures, including Gypsy Moths, starring Burt Lancaster and Deborah Kerr, Monte Walsh, starring Lee Marvin and Jack Palance, The Hot Rock, starring Robert Redford and Zero Mostel, and Death Wish and Death Wish II, starring Charles Bronson. From 1978 to 1980, Mr. Roberts was the President of Lorimar Music Group. Lorimar was responsible for Dallas, Knott's Landing and many other television shows. Mr. Roberts recently produced the critically acclaimed theatrical show Mort Sahl's America, which enjoyed success both in New York and Los Angeles. From 1997 to 1998, Mr. Roberts headed Santa Clarita Studios, Inc. Mr. Roberts is also a long-time member of The Academy of Motion Pictures Arts and Sciences.

     ILLYA BOND, age 51, has a Director of the Company since its reorganization in December 1999. Mr. Bond has over 25 years of experience in developing and managing financial and real estate assets. From 1983 to 1985 Mr. Bond was the Vice President of Syndication for American Development Corp. In this capacity, he was responsible for the interfacing of company syndication products with the corporate finance departments of firms including Merrill Lynch, Dean Witter, Shearson, American Express and Kidder Peabody. During Mr. Bond's tenure, American Development Corp. became the third largest developer in the United States with more than $2 billion in assets and average annual syndication equity raised of $190 million. Mr. Bond's other experience includes involvement in the banking and insurance industries through affiliations with American Diversified Savings and Loan and American Pacific Insurance Company. Illya Bond is also a director of PowerSource Corporation.

     STEPHEN BURGESS, age 40, has been the Secretary of the Company since May 2001. Mr. Burgess has worked for the Company since its reorganization in December 1999 and responsible for handling investor relations. From 1992 to 1999, Mr. Burgess worked for several brokerage firms as an account executive for securities and insurance products, including Morgan Stanley Dean Whitter, Kennedy, Cabot & Company, and several boutique firms. From 1982 to 1991, he worked as a police officer and deputy sheriff for the Los Angeles County Sheriff's Department. Mr. Burgess attended California State University Northridge from 1979 to 1982 where he studied economics. He received a Bachelor of Science Degree in Economics from the University of Southern California in 1985

    VIN KAMDAR, age 64, has been the Chief Financial Officer of the Company since May 2001 and a Director of the Company since July 2001. Since 1974, Mr. Kamdar has owned and operated Kamdar & Co., a non CPA accounting practice specializing in Internal Revenue Service audits, payroll, sales tax, write-ups, and tax preparation for corporations, partnerships, limited liability companies, and individuals. For the past seven years Mr. Kamdar has been the Chief Financial Officer of Impulse Promotional Products, a company which provides in store on shelf advertising to military commissaries. From 1966 to 1970, he was the Director of Financial Analyses for Dart Industries. From 1964 to 1966 he was the Controller for Kaiser Industries. Mr. Kamdar received a Bachelor of Science Degree in Economics and Accounting from Utah State University. Additionally, Mr. Kamdar did graduate work in public administration at the University of Southern California from 1957 to 1959, post graduate work in management at the University of Southern California from 1959 to 1961, and post graduate work in taxation at Brigham Young University from 1971 to 1973.

    The following table lists the key consultants of the Company as of July 30, 2001:

Name	Position
Charles Silvers	Consultant

    CHARLES SILVERS, age 74, was retained by the Company in February 2001 as a consultant for the Company's Red Skelton project. Mr. Silvers has twenty-seven years of experience building and supervising motion picture post production organizations and technical facilities. In addition, he has nine years of experience consulting within the industry, primarily in the areas of picture and sound editing, post production, distribution, fulfillment, and media preservation. Mr. Silvers also has experience in adapting new technologies and developing systems tailored to provide economical solutions to production, completion, distribution, or preservation problems. In 1999, at RKO Pictures, Inc., Mr. Silvers created and implemented a low-budget Film/Tape Assets Management program, providing the only insurance available to protect and preserve original film or tape master elements. He also supervised the post production of a Movie of the Week as well as the conversion of theatrical film for television presentation. As a professional consultant, Mr. Silvers has principally consulted for the entertainment industry. Since 1989, he has consulted for Archives for Advanced Media developing proposals and programs covering the world-wide management of film/ tape storage materials. Since 1991, he has consulted for Buena Vista Distribution in the development and design of a specialized transfer facility to upgrade and archive aging sound recordings. Since 1992, he has consulted for Scientific Environmental Control establishing the criteria for, and developing environmentally secure packaging, vault construction, climate controls, and materials maintenance schedules designed to extend the storage life of film and tape. He has modified and upgraded or developed computer programs and systems to: track development, revisions and manufacturing of internationally distributed products; provide detailed sound descriptions and tracking for transient clients' sound elements; expand stock footage sales and increase labor efficiency. Mr. Silvers also has experience in administration with companies such as Cinetopia, where he analyzed and augmented a budget proposal to fund a new process for combining live action and animation, and Pacific Video, where he analyzed operations and financials of a video facility being considered for acquisition. In his earlier professional career, Mr. Silvers was the Senior Vice President of Post Production Facilities at Lorimar Productions (formerly MGM, now SONY). He was responsible for the overall supervision of Lorimar Studios Sound & Projection Departments and Editorial Facilities. Prior, as Vice President of

Editorial & Post Production, he was responsible world-wide for the editing, completion and delivery of all theatrical and television programming. Prior, as Director of Editorial & Post Production, he was responsible world-wide for the organization, operations, and costs related to the editing, completion and delivery of all television programming. From 1973 to 1977, Mr. Silvers served as the Director of Editorial and Post Production for MGM Television and Columbia Television.

    The following table lists the officers and directors of Vox2Data as of June 7, 2001:

Name	Position
Luther W. Goehring	Director, President, Secretary, and Treasurer
Joseph Torkin	Director
David Peipers	Director
Bill Lusk	Software Design Engineer

    LUTHER GOEHRING, age 69, has been a director, secretary, and treasurer of Vox2Data since he founded Vox2Data in 1995 and has been the president of Vox2Data since. Mr. Goehring founded Vox2Data as a management consulting firm providing consulting services to companies both inside and outside of the healthcare industry. Prior to establishing Vox2Data, Mr. Goehring was a senior-level healthcare professional with over 35 years of integrated system management experience. Mr. Goehring is a Recertified Fellow in the American College of Healthcare Executives having recently been awarded Life Membership in recognition of his years of active participation as Regent in the State of Ohio and Regent in the State of Arizona. From 1980 to 1995, he served as the Group Vice President of Samaritan Health System of Phoenix, Arizona ("Samaritan"), a diversified healthcare corporation. Mr. Goehring's responsibilities included management of Samaritan's regional facilities, including seven hospitals, four urgent care centers, three ambulatory care centers, two multi-specialty physician groups, two skilled nursing facilities, and one managed care plan in three states. Prior to joining Samaritan in 1980, Mr. Goehring served as the Regional Vice President for the Lutheran Hospitals and Homes Society, a director of Miami Valley Hospital in Dayton, Ohio, and the President and Chief Executive Officer of Lutheran Medical Center in Cleveland, Ohio. Mr. Goehring graduated from St. John's College in Winfield, Kansas in 1951 with an Associate of Arts in Accounting and Business Administration. He received a Bachelor of Science degree in Business Administration and Economics from Fort Hays State University in 1958 and a Masters degree in Hospital Administration from the University of Minnesota in 1960. He served four years active duty in the United States Navy and received a Presidential Unit Citation for service during combat. Mr. Goehring is currently the Chairman of the Board of Directors of Claims Direct, Inc. and a member of the Arizona Hospital and Healthcare Association, the American Hospital Association, the Healthcare Administrators Forum, and the National Advisory Council of the Healthcare Forum.

    BILL LUSK, age 48, has been a software design engineer for Vox2Data since the Pacific Voice, Inc., a company he co-founded in 1997 to develop voice recognition software and technology, merged with Vox2Data in the summer of 2000. Mr. Lusk began his career as a corpsman in the United States Navy in 1973. After graduating in the top one third of his Naval A class, he was assigned to a cardiopulmonary medical ward at Naval Regional Medical Center in San Diego, California where he administered medical care and treatment to enlisted and retired Naval personnel. After ten months, he was reassigned to the respiratory therapy department at Naval Regional Medical Center in San Diego where he maintained volume ventilators on critical care patients. In 1974, Mr. Lust applied for Naval C school training as an ophthalmic technician. After graduating with top honors in his Naval Ophthalmic Tech class, he was assigned to Naval Regional Medical Center in Bremerton, Washington. In 1977, Mr. Lusk was honorably discharged from Naval service and joined a large eye care facility in Seattle where he continued to work as an ophthalmic technician. In 1989, Mr. Lusk worked closely with a third party software vendor to design the eye clinic's 20-station Novell network for a patient practice management and scheduling system. In 1994, the eye clinic merged with another facility in Seattle and Mr. Lusk was charged with setting up over 50 computers and workstations in a new clinic. In 1997, Mr. Lusk co-founded Pacific Voice, Inc. to develop voice recognition software and technology. In 1998, Pacific Voice, Inc. developed a vertical tier medical voice recognition product using a Dragon voice engine product. Pacific Voice, Inc. merged with Vox2Data in the summer of 2000.

ITEM 6—EXECUTIVE COMPENSATION

    No executive officer of the Company has received any compensation from the Company in excess of $100,000 during any fiscal year. Upon the availability of funds, the Company expects to commence paying the following salaries to the Company's executive officers, subject to change by Board of Directors:

Name	Position	Salary
Joseph Torkan	President	$60,000*
Vin Kandar	Chief Financial Officer	$40,000*
Stephen Burgess	Secretary	$60,000*

*
Salary deferred

    The compensation payable to the Company's executive officers will generally not exceed that which is customarily paid in the industry by companies of comparable size and in the same geographic areas.

    Directors receive no cash compensation for their services to the Company as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors, and may receive a cash fee for attending meetings. The Company plans to establish a stock incentive program for the directors, executive officers, employees and key consultants of the Company. The Company estimates that it will set aside 10% of the issued and outstanding Common Stock of the Company for the stock incentive program. At the present time, the Company has no employment agreements with any of its nine full-time employees and executives, however, such agreements are being currently contemplated and are expected to be made in the future.

ITEM 7—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On December 31, 2000, the Company issued a non interest bearing promissory note in the amount of $196,000 to Regal Group, L.L.C. The promissory note is payable on demand and was issued to Regal Group L.L.C. in exchange for cash advances made by Regal Group L.L.C. to the Company during the 2000 calendar year. The Company also has a $100,000 short-term loan from Regal Group, L.L.C. The annual interest rate on the loan is 5%.

    On October 12, 2000, the Company entered into a Stock Purchase and General Release Agreement with a former officer and director of the Company and his wife. Pursuant to the Stock Purchase and General Release Agreement, the Company and its designees agreed to purchase the 14,727,650 shares of the Company's common stock owned by the former officer and director of the Company and his wife for a total purchase price of $450,000. The Company has already paid $250,000 of the purchase price. The remaining shares are being held in an escrow account and the Company and its designees have until July 31, 2001 to pay the remaining purchase price.

    In May 2000, the Company entered into a purchase agreement with Regal Group, LLC, an affiliate of a director of the Company, pursuant to which the Company agreed to purchase real property in Las Vegas Nevada from Regal Group, LLC. As part of the purchase price the Company issued 15,000,000 shares of it Common Stock to three affiliates of Regal Group, LLC and made a cash deposit of

$100,0000. In December 2000, the Board of Directors of the Company adopted a resolution to rescind the purchase agreement with Regal Group, LLC, redeem and cancel the 15,000,000 shares previously issued to the affiliates of Regal Group, LLC, and credit the $100,000 deposit against other cash advances made by affiliates of Regal Group, LLC to the Company for general working capital.

    Except for the transactions above described and the Reorganization Agreement entered into between the Company and Millennium Multi Media.com Corp. on December 30, 1999, the Company has not entered into any material business transactions during the past two years with (1) any director or executive officer, (2) any nominee for election as a director, (3) any existing shareholder owning more than 5% of the outstanding Common Stock of the Company, or (4) any member of the immediate family of any officer or director of the Company, other than a management contract with Phillips Management Services, a copy of which is provided in Exhibit 10.1, Part III, Item 2, which has been terminated as of December 30, 1999.

ITEM 8—DESCRIPTION OF SECURITIES

GENERAL

    The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock, par value $.001 per share, of which 108,322,928 were issued and outstanding as of June 7, 2001, not including 1,388,120 shares subject to legal challenge by the Company, which are likely to be cancelled, and including 3,500,000 shares subject to legal challenge, but for which cancellation is less certain. See "LEGAL PROCEEDINGS" in Part II, Item 2. The authorized capital stock also includes 20,000,000 shares of Preferred Stock, par value $.001, none of which are issued or outstanding. The Company has on file an Information Statement pursuant to Rule 15c2-11 and its common stock is trading as a non-reporting company on the "pink sheets" under the symbol MMUL. The Company is planning to change the symbol in the future.

COMMON STOCK

    The Company is authorized to issue 300,000,000 shares of Common Stock, par value $.001 per share. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefor, based upon the Board's assessment of the financial condition of the Company, its earnings, its need for funds, the effect of outstanding preferred stock, if any, to the extent the preferred stock has a prior claim to dividends, and other factors including any applicable laws. The Company has not declared or paid any cash dividends and does not intend to pay cash dividends in the foreseeable future on the shares of its Common Stock. The Company is not currently a party to any agreement restricting the payment of dividends.

    Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Articles of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of Common Stock do not have any preemptive, subscription or redemption rights. The holders of the Common Stock do not have cumulative voting rights. All outstanding Shares of Common Stock are fully paid and non-assessable. The holders of the Common Stock do not have any registration rights with respect to the stock.

WARRANTS

    Pursuant to a private placement of the Company's common stock which was completed in February 2000 the Company issued a total of 1,440,000 Class A Warrants to purchase 1,440,000 shares of the Company's Common Stock for a purchase price of $1.00 per share, exercisable at any time until December 31, 2000, and a total of 1,440,000 Class B Warrants to purchase 1,440,000 shares of the Company's Common Stock for a purchase price of $2.00 per share, exercisable at any time until December 31, 2001. The Warrants include customary anti-dilution provisions providing for price and amount adjustments in the event of stock splits, reverse stock splits, recapitalizations, stock dividends and similar transactions, provided, however, no adjustments will be made for the issuance of additional shares of capital stock by the Company. Prior to the expiration of the Class A Warrants none of the Class A Warrants were exercised. To none of the Class B Warrants have been exercised. The Company is considering extending the expiration date of the Class B Warrants.

    Additionally, pursuant to the Company's planned private placement of common stock, the Company may issue up to a total of 5,000,000 Class C Warrants to purchase 5,000,000 shares of the Company's Common Stock for a purchase price of $0.50 per share, exercisable for a period of two years after the Units are issued. The Warrants include customary anti-dilution provisions providing for price and amount adjustments in the event of stock splits, reverse stock splits, recapitalizations, stock dividends and similar transactions, provided, however, no adjustments will be made for the issuance of additional shares of capital stock by the Company. To date the Company has not yet issued any Class C Warrants. Other than the Class C Warrants included in the Units of the private placement, and the Class A Warrants and Class B Warrants, the Company has no other warrants authorized, issued or outstanding.

PREFERRED STOCK

    The Company is authorized to issue 20,000,000 shares of Preferred Stock, having such rights, preferences and privileges, and issued in such series, as are determined by the Company's Board of Directors in its discretion. To date, there are no shares of Preferred Stock issued or outstanding.

STOCK OPTIONS

    The Company has granted options to certain directors and consultants to purchase shares of Common Stock in consideration for services performed prior to organization. The option holders can purchase 45,000 shares Common Stock at a price of $0.005 per share until October 14, 2004, 45,000 shares Common Stock at a price of $1.00 per share until October 14, 2004 and 500,000 shares of Common Stock at a price of $0.005 per share until December 31, 2004.

    The Company also granted a conditional option to Phillips Management Services to purchase an aggregate total of 2,934,463 shares of Common Stock at a price of $0.001 within one year of the fulfillment of the specified condition. The option is conditional on exercise of a set of options in the same aggregate amount, with an expiration date of March 30, 2001, granted by Phillips Management Services to other non-affiliated parties. The options were exercised in full and the shares were issued by the Company.

    In the future, the Company may establish a management stock option plan pursuant to which authorized and unissued common stock equal to a certain percentage, estimated to be 10%, of the issued and outstanding Common Stock of the Company will be reserved for issuance to such persons, as determined by the Board of Directors or a compensation committee of the Board. The Company expects to adopt its 2001 Stock Option Plan for Directors, Executive Officers, Employees and Key Consultants, in the near future. Stock options or a significant equity ownership position in the Company may be utilized by the Company in the future to attract one or more new key senior executives from the energy industry to manage the Company and facilitate its growth.

PART II

ITEM 1—MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY

    The Company's Common Stock was listed and trading on the Over-the-Counter Bulletin Board ("OTC BB") from May 6, 1998 until December 1, 1999, when, according to amendments to NASD Rules 6530 and 6540, effective January 4, 1999, the Company's securities became ineligible for trading on the OTC BB. The Company's securities will not become eligible for trading on the OTC BB until its Form 10SB Registration Statement is declared effective by the Securities and Exchange Commission, and the Company remains current in its public reports. The Company's shares are qualified for trading on a nonquoted basis on the "pink sheets," where the Company's Common Stock is currently trading under the symbol "MMUL". The approximate number of holders of record for the Company's Common Stock is 1,600. The closing sale price of the Company's common stock on the "pink sheets" on May 22, 2001 was $0.18

	Stock Price ($)
Quarterly Period
	Low	High
January 1, 2001 - March 31, 2001 (Q1 '01)	0.007	0.040
October 1, 2000 - December 31, 2000 (Q4 '00)	0.200	0.020
July 1, 2000 - September 30, 2000 (Q3 '00)	0.040	0.040
April 1, 2000 - June 30, 2000 (Q2 '00)	0.020	0.060
January 1, 2000 - March 31, 2000 (Q1 '00)	0.007	0.040
October 1, 1999 - December 31, 1999 (Q4 '99)	0.200	0.020
July 1, 1999 - September 30, 1999 (Q3 '99)	0.040	0.040
April 1, 1999 - June 30, 1999 (Q2 '99)	0.020	0.060
January 1, 1999 - March 31, 1999 (Q1 '99)	0.007	0.040

    The Company has not declared or paid any cash dividends and does not intend to pay dividends in the foreseeable future on the shares of its Common Stock. The Company is not currently a party to any agreement or condition restricting the payment of dividends.

ITEM 2—LEGAL PROCEEDINGS

    On June 1, 2001, the Company removed Mr. Rick Kelley as a director and the President of Vox2Data and terminated Mr. Rick Kelley's employment with Vox2Data. Although no lawsuits have been filed at this time, there is a possibility of litigation. The Company cannot determine the materiality of such possible litigation at this time.

    In August 2000, the Company initiated legal action to effect cancellation of 3,500,000 shares of Common Stock issued to Sterling & Co which have not been duly authorized, were not validly issued and for which no consideration was paid. Recently, the parties attended a judicially mandated mediation, but were unable to resolve the dispute. The Company also plans to effect cancellation of an additional 1,388,120 shares of Common Stock issued to the other parties indicated below which, have not been duly authorized, were not validly issued and for which no consideration was paid. None of the parties below have earned or otherwise performed or paid consideration for the issued shares. Emanuel

Corpus and Rose Fajardo have signed agreements rescinding the transactions in which they received the listed certificates, but have not yet surrendered the certificates for cancellation.

MMUL Shares to be Challenged
Party	Number of Shares	Certificate No.
Sterling & Co.(1)	3,500,000	7514
Emanuel Corpus(2)	1,357,575	6229
Rose Fajardo(2)	30,545	6231

(1)
Presently, the shares are included in the Company's deemed issued and outstanding shares. The Company intends to file a lawsuit to have them cancelled. There is no assurance regarding the outcome of the litigation or whether a judgment in favor of the Company canceling the shares will be rendered.

(2)
Presently, these shares are deemed not to be issued or outstanding, because of the cancellation agreements signed by these individuals.

ITEM 3—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    HJ & Associates, LLC's report on the financial statements for the period from inception on October 22, 1999 to December 31, 1999 and the twelve months ended December 31, 2000 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The Company plans to retain Grant Thornton, LLP to prepare the Company's financial statements for the period ending December 31, 2001. The Company had no disagreements with HJ & Associates, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4—RECENT SALES OF UNREGISTERED SECURITIES

    The Company plans to make a private placement of its Common Stock pursuant to Rule 506 of the Securities Act of 1933, as amended, to raise up to $2,500,000 in capital. The Company plans to offer 5,000,000 Units consisting of an aggregate of 10,000,000 shares of Common Stock and 5,000,000 Common Stock purchase Warrants. Each Unit would consist of two shares of Common Stock at $0.25 per share, and one Class C Warrant exercisable at $0.50 for a period of two years after the Units are issued. See "DESCRIPTION OF SECURITIES—Warrants" in Part I, Item 8.

    In April 2000, the Company acquired all of the issued and outstanding common stock of HealthNetwork of America, a Nevada corporation dba Vox2Data engaged in the business of designing, developing, marketing, and selling a proprietary medical records system called the Vox2Data System in exchange for a total of 4,000,000 shares of common stock. In August 2000, the Company issued 415,000 shares of its common stock to the prior owner of Pacific Voice, Inc. in consideration for 100% of the ownership of Pacific Voice, Inc. through a merger. The Company is obligated to pay $415,000 in cash to the prior owner of the shares of common stock are not wroth $415,000 by August 2001.

    In early 2000, the Company raised approximately $120,000 pursuant to a private placement of its Common Stock pursuant to Rule 506 of the Securities Act of 1933, as amended, of 24 units, each unit consisting of 10,000 shares of Common Stock, 10,000 Class A Warrants exercisable at $1.00 at any time until December 31, 2000 and 1,000 Class B Warrants exercisable at $2.00 per Share at any time until December 31, 2001. See "DESCRIPTION OF SECURITIES—Warrants" in Part I, Item 8.

    In December 1999, the Company acquired all issued and outstanding common stock of Millennium Multi Media.com Corp., a Delaware corporation organized on October 22, 1999 and engaged in the entertainment industry, in exchange for a total of 68,484,551 shares of common stock, including finders' fees.

ITEM 5—INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under the Utah General Corporation Law and the Company's Articles of Incorporation, the Company's directors will have no personal liability to the Company or its stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence. The effect of this provision in the Company's Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholder's derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Articles of Incorporation provide that if Utah law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Utah General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law. The Company's Bylaws provide for indemnification of such persons to the full extent allowable under applicable law. These provisions will not alter the liability of the directors under federal securities laws.

    The Company intends to enter into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

INDEPENDENT AUDITORS' REPORT

Board of Directors
Millennium Multi Media Corp.
(A Development Stage Company)
Beverly Hills, California

    We have audited the accompanying consolidated balance sheet of Millennium Multi Media Corp. (a development stage company) as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows from inception on October 22, 1999 through December 31, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voxcorp, Inc. formerly known as Millennium Multi Media Corp. (a development stage company) as of December 31, 2000, and the results of their consolidated operations and their consolidated cash flows from inception on October 22, 1999 through December 31, 2000 in conformity with generally accepted accounting principles.

    The accompanying consolidated financial statements have been prepared assuming that the Company will continued as a going concern. As discussed in Note 7 to the financial statements, the Company's recurring losses from operations and working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HJ & Associates, LLC
Salt Lake City, Utah
May 14, 2001

MILLENNIUM MULTI MEDIA.COM CORP.
(Formerly Glenhills Corporation)
(A Development Stage Company)

Consolidated Financial Statements

March 31, 2000 and December 31, 1999 and 1998

MILLENNIUM MULTI MEDIA.COM CORP.
(Formerly Glenhills Corporation)
(A Development Stage Company)

Consolidated Balance Sheet

ASSETS

	March 31, 2000	December 31, 1999
	(Unaudited)
CURRENT ASSETS
Cash	$177,930	$76,390
Related party receivable (Note 8)	10,000	—

Total Current Assets	187,930	76,390

FIXED ASSETS
Equipment (Note 3)	20,302	5,326
Less: accumulated depreciation	(374)	(130)

Total Fixed Assets	19,928	5,196

OTHER ASSETS
Deposits	1,534	1,034

Total Other Assets	1,534	1,034

TOTAL ASSETS	$209,392	$82,620

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	March 31, 2000	December 31, 1999
	(Unaudited)
CURRENT LIABILITIES
Accounts payable	$—	$1,908
Accrued expenses	8,345	—
Notes payable—current portion (Note 2)	94,050	100,000
Subscribed stock	50,000	—
Net liabilities from discontinued operations (Note 4)	331,136	331,136

Total Current Liabilities	485,439	433,044

TOTAL LIABILITIES	485,439	433,044

COMMITMENTS AND CONTINGENCIES (Note 5)
STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock: 20,000,000 shares authorized; $0.001 par value; no shares issued and outstanding	—	—
Common stock: 300,000,000 shares authorized; $0.001 par value; 81,072,210 and 80,532,201 shares issued and outstanding, respectively	81,072	80,532
Additional paid-in capital (deficit)	61,420	(208,040)
Accumulated deficit	(416,631)	(222,916)

Total Stockholders' Equity (Deficit)	(276,047)	(350,424)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$209,392	$82,620

MILLENNIUM MULTI MEDIA.COM CORP.
(Formerly Glenhills Corporation)
(A Development Stage Company)

Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended March 31,
			From Inception on October 22, 1999 Through March 31, 2000
	2000	1999
REVENUES	$—	$—	$—
COST OF SALES	—	—	—

GROSS MARGIN	—	—	—

EXPENSES
Depreciation and amortization	244	—	374
General and administrative	193,471	—	405,632

Total Expenses	193,715	—	406,006

LOSS FROM OPERATIONS	(193,715)	—	(406,006)

OTHER INCOME (EXPENSES)
Loss on write-off of stock subscription receivable	—	—	(10,625)

Total Other Income (Expenses)	—	—	(10,625)

NET LOSS	$(193,715)	$—	$(416,631)

BASIC LOSS PER SHARE (Note 1)	$(0.00)	$(0.00)

MILLENNIUM MULTI MEDIA.COM CORP.
(Formerly Glenhills Corporation)
(A Development Stage Company)

Consolidated Statements of Stockholders' Equity (Deficit)

	Common Stock
			Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit
	Shares	Amount
Balance, at inception, October 22, 1999	—	$—	$—	$—	$—
Common stock issued for cash at $0.00 per share on October 22, 1999	64,870,600	64,871	(64,746)	—	—
Recapitalization (Note 1)	11,807,650	11,807	(332,138)	(10,625)	—
Common stock issued for services at $0.05 per share on December 30, 1999	3,613,951	3,614	177,084	—	—
Common stock issued for debt at $0.05 per share on December 30, 1999	240,000	240	11,760	—	—
Write-off of stock subscription receivable	—	—	—	10,625	—
Net loss from inception on October 23, 1999 through December 31, 1999	—	—	—	—	(222,916)

Balance, December 31, 1999	80,532,201	80,532	(208,040)	—	(222,916)
Common stock issued for cash at $0.50 per share on February 20, 2000 (unaudited)	10,000	10	4,990	—	—
Common stock issued for cash at $0.50 per share on February 22, 2000 (unaudited)	100,000	100	49,900	—	—
Common stock issued for cash at $0.50 per share on February 29, 2000 (unaudited)	40,000	40	19,960	—	—
Common stock issued for cash at $0.50 per share on March 2, 2000 (unaudited)	110,000	110	54,890	—	—
Common stock issued for cash at $0.50 per share on March 3, 2000 (unaudited)	16,000	16	7,984	—	—
Common stock issued for services at $0.50 per share on March 3, 2000 (unaudited)	4,000	4	1,996	—	—
Common stock issued for cash at $0.50 per share on March 7, 2000 (unaudited)	10,000	10	4,990	—	—
Common stock issued for cash at $0.50 per share on March 9, 2000 (unaudited)	200,000	200	99,800	—	—
Common stock issued for cash at $0.50 per share on March 10, 2000 (unaudited)	20,000	20	9,980	—	—
Common stock issued for cash at $0.50 per share on March 20, 2000 (unaudited)	30,000	30	14,970	—	—
Net loss for the three months ended March 31, 2000 (unaudited)	—	—	—	—	(193,715)

Balance, March 31, 2000 (unaudited)	81,072,201	$81,072	$61,420	$—	$(416,631)

MILLENNIUM MULTI MEDIA.COM CORP.
(Formerly Glenhills Corporation)
(A Development Stage Company)

Statements of Cash Flows

(Unaudited)

	For the Three Months Ended March 31,		From Inception on October 22, 1999 Through March 31, 2000
	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(193,715)	$—	$(416,631)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	244	—	374
Common stock issued for services rendered	2,000	—	182,698
Loss on write-off of stock subscription receivable	—	—	10,625
Changes in operating assets and liabilities:
(Increase) decrease in receivables	(10,000)	—	(10,000)
(Increase) decrease in deposits and other assets	(500)	—	(1,534)
Increase (decrease) in accrued expenses	8,345	—	8,345
Increase (decrease) in accounts payable	(1,908)	—	—
Increase (decrease) in net liabilities—merger	—	—	12,150

Net Cash Used by Operating Activities	(195,534)	—	(213,973)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(14,976)	—	(20,302)

Net Cash Used by Investing Activities	(14,976)	—	(20,302)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from merger	—	—	30
Proceeds from notes payable	—	—	100,000
Payments on notes payable	(5,950)	—	(5,950)
Proceeds from stock issuance	268,000	—	268,125
Subscribed stock	50,000	—	50,000

Net Cash Provided (Used) by Financing Activities	312,050	—	412,205

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	101,540	—	177,930
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	76,390	—	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$177,960	$—	$177,930

SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID FOR:
Interest	$—	$—	$—
Income taxes	$—	$—	$—
NON-CASH FINANCING ACTIVITIES:
Common stock issued for services rendered	$2,000	$—	$182,698

MILLENNIUM MULTI MEDIA.COM CORP.
(Formerly Glenhills Corporation)
(A Development Stage Company)
Notes to the Financial Statements
March 31, 2000 and December 31, 1999

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization

    Millenium Multi Media.com Corp. (MMM) (the Company) is a Delaware corporation formed on October 22, 1999. MMM intends to operate as a developer and distributor of entertainment content and services.

    Glenhills Corporation (Glenhills) was incorporated as Interstate Protectors Corporation on June 15, 1983 in the State of Utah. The Company had very little activity until 1991 when it acquired Nutra Era, Inc. and Global Vision, Inc. From 1991 through 1994 (under the name Global Vision Unlimited) the Company concentrated its efforts on the production and test marketing of its consumer health and wellness products until it discontinued operations in 1994. The Company has been involved in marketing research throughout the country. The name of the Company was changed to DHS Industries, Inc. in May of 1996 and later changed to Glenhills Corporation on April 2, 1998.

    DHS Research Group (DHSRG) was incorporated on December 31, 1994 in the State of Nevada as Coast Financial Resources, Inc. (CFR). In August of 1995, CFR purchased Southern California Interviewing Service (SCIS). SCIS had been operating in the field of marketing research since it was organized in 1957. DHSRG has been dissolved.

    On June 4, 1996, Glenhills and DHSRG completed an Agreement and Plan of Reorganization whereby Glenhills issued 1,900,784 shares of its common stock in exchange for all of the issued and outstanding common stock of DHSRG. The acquisition was accounted for as a recapitalization of DHSRG, because the shareholders of DHSRG control the Company after the acquisition. Therefore, DHSRG is treated as the acquiring entity. There was no adjustment to the carrying value of the assets or liabilities of DHSRG in the exchange as the market value approximated the net carrying value. Glenhills was the acquiring entity for legal purposes and DHSRG was the surviving entity for accounting purposes.

    On June 18, 1996, the board of directors of the Company resolved to effect a 1-for-100 reverse split of its issued and outstanding common shares. All references to shares and per share amounts have been restated to reflect the effects of the reverse stock split.

    On December 30, 1999, Glenhills and MMM completed an Agreement and Plan of Reorganization whereby Glenhills issued 64,870,600 shares of its common stock in exchange for all of the issued and outstanding common stock of MMM. Immediately prior to the recapitalization, Glenhills had 11,807,650 shares issued and outtanding. The acquisition was accounted for as a recapitalization of MMM, because the Shareholders of MMM control the Company after the acquisition. Therefore, MMM is treated as the acquiring entity. There was no adjustment to the Company value of the assets or liabilities of MMM in the exchange as the market value approximated the net carrying value. Glenhills is the acquiring entity for legal purposes and MMM is the surviving entity for accounting purposes.

b.  Income Taxes

    At March 31, 2000, the Company had net operating loss carryforwards of approximately $416,000 that may be offset against future taxable income through 2020. No tax benefit had been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

c.  Accounting Methods

    The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

d.  Cash and Cash Equivalents

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

e.  Basic Loss Per Share

    The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:

	Loss (Numerator)	Shares (Denominator)	Per Share Amount
For the three months ended March 31, 2000	$(193,715)	76,794,843	$(0.00)

For the three months ended March 31, 1999	$—	$—	$(0.00)

    Fully diluted (loss) per share is not presented, as any common stock equivalents are antidilutive in nature.

f.   Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g.  Depreciation

    Fixed assets are stated at cost. Depreciation on fixed assets is calculated using the straight line method over an expected useful life of five years. Depreciation expense for the three months ended March 31, 2000 was $244.

h.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, DHS Research Group and Glenhills Corporation. All material intercompany transactions and balances have been eliminated.

i.   Revenue Recognition

    The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

j.   Advertising

    The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2—NOTE PAYABLE

    The Company's note payable consist of the following:

	March 31, 2000	December 31, 1999
	(Unaudited)
Note payable to Regal Group, LLC, accruing interest at 5% per annum, principal and interest payment due December 29, 2000, unsecured.	$94,050	$100,000

Total	94,050	100,000
Less current portion	(94,050)	(100,000)

Long-term note payable	$—	$—

NOTE 3—EQUIPMENT

    Property and equipment consist of the following:

	March 31, 2000	December 31, 1999
Furniture and Fixtures	$1,606	$1,606
Other Equipment	19,696	3,720

	20,302	5,326
Less: Accumulated Depreciation	(374)	(130)

	$19,928	$5,196

NOTE 4—NET LIABILITIES FROM RECAPITALIZATION

    During 1999, MMM merged with Glenhills Corporation. As part of the reorganization, Glenhills carries forward liabilities associated with its previous recapitalization with DHSRG, as well as previous operations, which have been eliminated in the recapitalization. The following is a summary of the net liabilities from recapitalization:

December 31, 1999
Note payable to a shareholder, non-interest bearing, principal amount of $200,000, no due date, note secured by 1,000 shares of the Company's common stock.	$200,000
Note payable to Phillips Management bearing no interest and due on demand.	500
Stipulated judgment to Paul Moiseyer, Anne Moiseyer and Ethel Brook, bearing 8% interest per annum, due on demand.	10,453
Stipulated judgment for Ventura-Louise Partners, Ltd. bearing no interest, due on demand.	16,586
Various accounts payable and accrued expenses	80,773
Amount owed on equipment returned from prior capital leases	22,824

Total	$331,136

NOTE 5—COMMITMENTS AND CONTINGENCIES

    As of December 31, 1999, The Company leased office space under a non-cancelable operating lease which will terminate on May 31, 2002. Future minimum lease payments are as follows:

Year	Amount
2000	$52,013
2001	52,013
2002	21,672

Total	$125,698

    Rent expense for the three months ended March 31, 2000 was $2,112.

NOTE 6—STOCK ISSUANCES

    On October 22, 1999, the Company issued 64,870,600 shares of common stock valued at $0.00 per share for cash of $125.

    On December 30, 1999, the Company completed a recapitalization between the Glenhills Corporation, (acquired entity) and Millennium Multi Media.com Corp., (acquiring entity). The presentation of the recapitalization is as follows: the equity of the acquiring entity (MMM) is presented as the equity of the combined enterprise; however, the capital stock account of the acquiring entity (MMM) is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Glenhills

Corporation) after giving effect to the number of shares issued in the reverse merger. Accordingly, at the date of the reverse merger, the Company had 11,807,650 shares of common stock outstanding; and 64,870,600 shares as detailed above have been retroactively restated for the equivalent number of shares received in the merger by Millennium Multi Media.com Corp.

    On December 30, 1999, the Company issued 3,613,951 shares of common stock for services at $0.05 per share for a total of $180,698.

    On December 30, 1999, the Company issued 240,000 shares of common stock for debt at $0.05 per share for a total of $12,000.

    On February 20, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On February 22, 2000, the Company sold 100,000 shares of common stock for cash at $0.50 per share for a total of $50,000.

    On February 29, 2000, the company sold 40,000 shares of common stock for cash at $0.50 per share for a total of $20,000.

    On March 2, 2000, the Company sold 110,000 shares of common stock for cash at $0.50 per share for a total of $55,000.

    On March 3, 2000, the Company sold 16,000 shares of common stock for cash at $0.50 per share for a total of $8,000.

    On March 3, 2000, the Company issued 4,000 shares of common stock for cash at $0.50 per share for a total of $2,000.

    On March 7, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On March 9, 2000, the Company sold 200,000 shares of common stock for cash at $0.50 per share for a total of $100,000.

    On March 10, 2000, the Company sold 20,000 shares of commons tock for cash at $0.50 per share for a total of $10,000.

    On March 20, 2000, the Company sold 30,000 shares of commons tock for cash at $0.50 per share for a total of $15,000.

NOTE 7—GOING CONCERN

    The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern. However, the Company has experienced operating losses and has a working capital deficit. It has not established revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a private placement and to actively seek potential mergers and acquisitions in the entertainment industry. The company plans on operating under a new name, Millennium Multi Media.com Corporation, and will provide entertainment content and merchandise. The Company intends to produce and distribute filmed programming, movies and recorded music, market entertainment merchandise and manage industry web sites.

NOTE 8—DILUTIVE INSTRUMENTS

a.  Stock Options

    The Company applied Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

    FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No.123"), which requires the Company to estimate the fair value of each dilutive instrument award at the grant date by using the Black-Scholes option pricing model.

    A summary of the Company's outstanding options as of December 31, 1999 is presented below:

Description	Date of Grant	Exercise Number	Exercise Price	Trading Price	Amount Exercised	Expiration Date
Leonard Greenfield	4-7-99	250,000	$0.005	$0.02	—	12-31-04
Martin Daniel	4-7-99	250,000	$0.005	$0.02	—	12-31-04
Ray Mendoza	4-7-99	120,000	$0.005	$0.02	—	10-14-04

    On April 7, 1999, Glenhills issued options to Leonard Greenfield in conjunction with a consulting agreement to purchase 250,000 shares of the Company's common stock at a price of $0.005 per share. Glenhills recognized additional compensation expense of $4,076 due to the options being granted below market value, or $0.02 on the date of issuance. The additional compensation expense has been eliminated as part of the recapitalization.

    On April 7, 1999, Glenhills issued options to Martin David in conjunction with a consulting agreement to purchase 250,000 shares of Glenhills' common stock at a price of $0.005 per share. The Company recognized additional compensation expense of $4,076 due to the options being granted below market, or $0.02 on the date of issuance. The additional compensation expense has been eliminated as part of the recapitalization.

    On April 7, 1999, Glenhills issued options to Ray Mendoza in conjunction with a consulting agreement to purchase 120,000 shares of the Company's common stock at a price of $0.005 per share. The Company recognized additional compensation expense of $1,957 due to the options being granted below market, or $0.02 on the date of issuance. The additional compensation expense has been eliminated as part of the recapitalization.

    All three issuances of options were granted before the merger with Millennium Multi Media.com Corp.

b.  Warrants

    A summary of the Company's outstanding warrants as of March 31, 2000 is presented below:

    Class A Warrants:

Description	Warrant Date	Exercise Number	Exercise Price	Trading Price	Amount Exercised	Expiration Date
Private Placement Investors	2-07-00 to 3-31-00	540,000	$1.00	$0.32	—	12-31-01
		540,000			—

    Class B Warrants:

Description	Warrant Date	Exercise Number	Exercise Price	Trading Price	Amount Exercised	Expiration Date
Private Placement Investors	2-07-00 to 3-31-00	540,000	$2.00	$0.32	—	12-31-01
		540,000			—

    During the three months ended March 31, 2000, the Company issued detachable warrants allowing the holder to purchase two additional shares of the Company's common stock, one Class A exercisable at $1.00 per share and one Class B exercisable at $2.00 per share, in conjunction with a private placement agreement. The total warrants granted were 540,000 Class A and 540,000 Class B. The average price per share during this time was $0.32 per share.

NOTE 9—SUBSEQUENT EVENTS

    On April 6, 2000, the Company issued 2,000,000 shares of common stock in exchange for all of the issued and outstanding stock of Health Network of the Southwest.

    As part of a private placement, the Company issued 760,000 of common stock for cash at $0.50 per share for a total of $380,000. Each share issued as part of the private placement, had two warrants attached to it; one class A, exercisable at $1.00, and the other class B, exercisable at $2.00.

    On May 5, 2000, the Company issued 303,409 shares of common stock for services for a total of $97,091.

    On June 30, 2000, the Company issued 8,717,650 shares of common stock for services for a total of $1,220,471.

    The Company issued 5,130,887 shares of common stock for cash for a total of $5,131. An additional expense of $1,118,167 was recognized for shares issued below market value.

    As part of an 8% Series A Senior Subordinated Convertible Redeemable Debenture, the Company has issued 130,000 shares of common stock for a total of $65,000. The Company will need to recognize an additional interest expense for the difference between the conversion price and the actual price.

    The Company issued 405,000 shares of common stock for all of the issued and outstanding common stock of Pacific Voice, Inc. Pacific Voice, Inc. is a wholly-owned subsidiary of the Company.

    The Company has issued 2,475,000 shares of common stock for services.

    The Company has put a $100,000 non-refundable deposit on the purchase of a film library. The Company has since back out of the purchase and has expensed the deposit. If the Company decides to purchase the film library, the $100,000 will go towards the purchase price.

MILLENNIUM MULTI MEDIA.COM CORP.
(A Development Stage Company)

Consolidated Financial Statements

December 31, 2000

INDEPENDENT AUDITORS' REPORT

Board of Directors
Millennium Multi Media.com Corp.
(A Development Stage Company)
Beverly Hills, California

    We have audited the accompanying consolidated balance sheet of Millennium Multi Media.com Corp. (a development stage company) as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2000 and from inception on October 22, 1999 through December 31, 1999 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millennium Multi Media.com Corp. (a development stage company) as of December 31, 2000, and the results of their consolidated operations and their cash flows for the year ended December 31, 2000 and from inception on October 22, 1999 through December 31, 1999 and 2000 in conformity with generally accepted accounting principles.

    The accompanying consolidated financial statements have been prepared assuming that the Company will continued as a going concern. As discussed in Note 7 to the financial statements, the Company's recurring losses from operations and working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HJ & Associates, LLC
Salt Lake City, Utah
May 14, 2001

MILLENNIUM MULTI MEDIA.COM CORP.
(A Development Stage Company)

Consolidated Balance Sheet

December 31, 2000
ASSETS
CURRENT ASSETS
Cash	$457
Other receivables — related party	5,000

Total Current Assets	5,457

FIXED ASSETS
Equipment	31,503
Less: accumulated depreciation	(5,455)

Total Fixed Assets	26,048

OTHER ASSETS
Deposits	1,534
Software development costs (Note 1)	64,417
Trademark	4,722

Total Other Assets	70,673

TOTAL ASSETS	$102,178

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2000
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Cash overdraft	$13,554
Accounts payable	28,008
Accrued liabilities	47,491
Net liabilities from recapitalization (Note 4)	331,136

Total Current Liabilities	420,189

LONG-TERM LIABILITIES
Note payable — related party (Note 2)	169,100
Convertible debenture (Note 9)	130,000

Total Long-Term Liabilities	299,100

TOTAL LIABILITIES	719,289

COMMITMENTS AND CONTINGENCIES (Note 5)
STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock: 20,000,000 shares authorized; $0.001 par value; no shares issued and outstanding	—
Common stock: 300,000,000 shares authorized; $0.001 par value; 109,548,402 shares issued and outstanding	109,548
Additional paid-in capital	4,743,634
Deferred consulting expense	(19,800)
Deficit accumulated during the development stage	(5,450,493)

Total Stockholders' Equity (Deficit)	(617,111)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$102,178

The accompanying notes are an integral part of these consolidated financial statements.

MILLENNIUM MULTI MEDIA.COM CORP.
(A Development Stage Company)

Consolidated Statement of Operations

	For the Year Ended December 31,
			From Inception on October 22, 1999 Through December 31, 2000
	2000	1999
REVENUES	$—	$—	$—
COST OF SALES	—	—	—

GROSS MARGIN	—	—	—

EXPENSES
Depreciation and amortization	5,325	130	5,455
Goodwill impairment (Note 1)	800,000	—	800,000
General and administrative	4,371,819	212,161	4,583,980

Total Expenses	5,177,144	212,291	5,389,435

LOSS FROM OPERATIONS	(5,177,144)	(212,291)	(5,389,435)

OTHER EXPENSE
Interest expense	(50,433)	—	(50,433)
Loss on write-off of stock subscription	—	(10,625)	(10,625)

Total Other Expense	(50,433)	(10,625)	(61,058)

NET LOSS	$(5,227,577)	$(222,916)	$(5,450,493)

BASIC LOSS PER SHARE (Note 1)	$(0.06)	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

MILLENNIUM MULTI MEDIA.COM CORP.
(A Development Stage Company)

Consolidated Statement of Stockholders' Equity (Deficit)

	Common Stock
			Additional Paid-In Capital	Stock Subscription Receivable	Deferred Consulting Expense	Accumulated Deficit
	Shares	Amount
Balance, at inception, October 22, 1999	—	$—	$—	$—	$—	$—
Common stock issued for cash at $0.00 per share on October 22, 1999	64,870,600	64,871	(64,746)	—	—	—
Recapitalization (Note 1)	11,807,650	11,807	(332,138)	(10,625)	—	—
Common stock issued for services at $0.05 per share on December 30, 1999	3,613,951	3,614	177,084	—	—	—
Common stock issued for debt at $0.05 per share on December 30, 1999	240,000	240	11,760	—	—	—
Write-off of stock subscription receivable	—	—	—	10,625	—	—
Net loss from inception on October 23, 1999 through December 31, 1999	—	—	—	—	—	(222,916)

Balance, December 31, 1999	80,532,201	80,532	(208,040)	—	—	(222,916)
Common stock issued for cash at $0.50 per share on February 20, 2000	10,000	10	4,990	—	—	—
Common stock issued for cash at $0.50 per share on February 22, 2000	100,000	100	49,900	—	—	—
Common stock issued for cash at $0.50 per share on February 29, 2000	40,000	40	19,960	—	—	—
Common stock issued for cash at $0.50 per share on March 2, 2000	110,000	110	54,890	—	—	—
Common stock issued for cash at $0.50 per share on March 3, 2000	16,000	16	7,984	—	—	—
Common stock issued for services at $0.50 per share on March 3, 2000	4,000	4	1,996	—	—	—
Common stock issued for cash at $0.50 per share on March 7, 2000	10,000	10	4,990	—	—	—
Common stock issued for cash at $0.50 per share on March 9, 2000	200,000	200	99,800	—	—	—

Balance Forward	81,022,201	$81,022	$36,470	$—	$—	$(222,916)

The accompanying notes are an integral part of these consolidated financial statements.

	Common Stock
			Additional Paid-In Capital	Stock Subscription Receivable	Deferred Consulting Expense	Accumulated Deficit
	Shares	Amount
Balance Forward	81,022,201	$81,022	$36,470	$—	$—	$(222,916)
Common stock issued for cash at $0.50 per share on March 10, 2000	20,000	20	9,980	—	—	—
Common stock issued for cash at $0.50 per share on March 20, 2000	30,000	30	14,970	—	—	—
Common stock issued for cash at $0.50 per share on April 2, 2000	30,000	30	14,970	—	—	—
Common stock issued for cash at $0.50 per share on April 3, 2000	30,000	30	14,970	—	—	—
Common stock issued for cash at $0.50 per share on April 4, 2000	80,000	80	39,920	—	—	—
Common stock issued for cash at $0.50 per share on April 5, 2000	80,000	80	39,920	—	—	—
Common stock issued for cash at $0.50 per share on April 6, 2000	80,000	80	39,920	—	—	—
Common stock issued for acquisition of Health Network of America at $0.40 per share on April 6, 2000	2,000,000	2,000	798,000	—	—	—
Common stock issued for cash at $0.50 per share on April 10, 2000	30,000	30	14,970	—	—	—
Common stock issued for cash at $0.50 per share on April 11, 2000	60,000	60	29,940	—	—	—
Common stock issued for cash at $0.50 per share on April 12, 2000	70,000	70	34,930	—	—	—
Common stock issued for cash at $0.50 per share on April 13, 2000	10,000	10	4,990	—	—	—
Common stock issued for cash at $0.50 per share on April 14, 2000	40,000	40	19,960	—	—	—
Common stock issued for cash at $0.50 per share on April 17, 2000	10,000	10	4,990	—	—	—
Common stock issued for cash at $0.50 per share on April 18, 2000	20,000	20	9,980	—	—	—

Balance Forward	83,612,201	$83,612	$1,128,880	$—	$—	$(222,916)

The accompanying notes are an integral part of these consolidated financial statements.

	Common Stock
			Additional Paid-In Capital	Stock Subscription Receivable	Deferred Consulting Expense	Accumulated Deficit
	Shares	Amount
Balance Forward	83,612,201	$83,612	$1,128,880	$—	$—	$(222,916)
Common stock issued for cash at $0.50 per share on April 25, 2000	10,000	10	4,990	—	—	—
Common stock issued for cash at $0.50 per share on April 26, 2000	80,000	80	39,920	—	—	—
Common stock issued for cash at $0.50 per share on April 27, 2000	30,000	30	14,970	—	—	—
Common stock issued for cash at $0.50 per share on April 28, 2000	20,000	20	9,980	—	—	—
Common stock issued for cash at $0.50 per share on April 30, 2000	20,000	20	9,980	—	—	—
Common stock issued for cash at $0.50 per share on May 2, 2000	20,000	20	9,980	—	—	—
Common stock issued for cash at $0.50 per share on May 8, 2000	10,000	10	4,990	—	—	—
Common stock issued for cash at $0.50 per share on May 9, 2000	10,000	10	4,990	—	—	—
Common stock issued for services at $0.32 per share on May 15, 2000	303,409	303	96,788	—	—	—
Common stock issued for cash and services at $0.32 per share on May 15, 2000	10,000	10	3,190	—	—	—
Common stock issued for cash and services at $0.25 per share on May 17, 2000	2,780,886	2,781	692,442	—	—	—
Common stock issued for cash at $0.50 per share on May 24, 2000	50,000	50	24,950	—	—	—
Common stock issued for cash and services at $0.25 per share on May 24, 2000	2,002,500	2003	498,623	—	—	—
Common stock issued for cash and services at $0.19 per share on June 2, 2000	75,000	75	14,175	—	—	—
Common stock issued for services at $0.20 per share on June 14, 2000	705,475	705	140,390	—	—	—
Common stock issued for cash at $0.50 per share on June 14, 2000	10,000	10	4,990	—	—	—

Balance Forward	89,749,471	$89,749	$2,704,228	$—	$—	$(222,916)

The accompanying notes are an integral part of these consolidated financial statements.

	Common Stock
			Additional Paid-In Capital	Stock Subscription Receivable	Deferred Consulting Expense	Accumulated Deficit
	Shares	Amount
Balance Forward	89,749,471	$89,749	$2,704,228	$—	$—	$(222,916)
Common stock issued for cash at $0.50 per share on June 27, 2000	30,000	30	14,970	—	—	—
Common stock issued for services at $0.14 per share on June 30, 2000	8,717,650	8,718	1,211,753	—	—	—
Common stock issued for cash at $0.50 per share on July 11, 2000	40,000	40	19,960	—	—	—
Common stock issued for cash at $0.50 per share on August 1, 2000	10,000	10	4,990	—	—	—
Common stock issued for cash at $0.50 per share on August 8, 2000	20,000	20	9,980	—	—	—
Beneficial conversion features of convertible debentures on August 10, 2000	—	—	37,500	—	—	—
Common stock issued for services at $0.15 per share on August 22, 2000	1,000,000	1,000	149,000	—	—	—
Common stock issued for services at $0.14 per share on August 24, 2000	2,000,000	2,000	278,000	—	—	—
Common stock issued for cash at $0.025 per share on August 27, 2000	2,000,000	2000	48,000	—	—	—
Common stock issued for services at $0.14 per share on August 30, 2000	75,000	75	10,425	—	—	—
Common stock issued for future consulting services at $0.09 per share on September 7, 2000	900,000	900	18,900	—	(19,800)	—
Common stock issued for services at $0.09 per share on September 21, 2000	100,000	100	8,900	—	—	—
Common stock issued for services at $0.09 on September 29, 2000	1,600,000	1,600	142,400	—	—	—

Balance Forward	106,242,121	$106,242	$4,659,006	$—	$(19,800)	$(222,916)

The accompanying notes are an integral part of these consolidated financial statements.

	Common Stock
			Additional Paid-In Capital	Stock Subscription Receivable	Deferred Consulting Expense	Accumulated Deficit
	Shares	Amount
Balance Forward	106,242,121	$106,242	$4,659,006	$—	$(19,800)	$(222,916)
Common stock issued for conversion of convertible debenture at $0.03 per share on October 17, 2000	167,260	167	4,850	—	—	—
Common stock issued for conversion of convertible debenture at $0.0525 per share on October 23, 2000	287,936	288	14,829	—	—	—
Common stock issued for cash at $0.0268 per share on November 17, 2000	8,424,910	8,425	217,575	—	—	—
Common stock canceled on November 17, 2000	(7,343,825)	(7,344)	(218,656)	—	—	—
Common stock issued for services at $0.04 per share on November 20, 2000	1,170,000	1,170	45,630	—	—	—
Common stock issued for services at $0.035 per share on December 1, 2000	600,000	600	20,400	—	—	—
Net loss for the year ended December 31, 2000	—	—	—	—	—	(5,227,577)

Balance, December 31, 2000	109,548,402	$109,548	$4,743,634	$—	$(19,800)	$(5,450,493)

The accompanying notes are an integral part of these consolidated financial statements.

MILLENNIUM MULTI MEDIA.COM CORP.
(A Development Stage Company)

Consolidated Statement of Cash Flows

	For the Year Ended December 31,
			From Inception on October 22, 1999 Through December 31, 2000
	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,227,577)	$(222,916)	$(5,450,493)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	5,325	130	5,455
Common stock issued for services	2,121,958	180,698	2,302,656
Common stock issued below market value	1,208,430	—	1,208,430
Additional expense for beneficial feature of convertible debenture	37,500	—	37,500
Allowance of goodwill	800,000	—	800,000
Loss on write-off of stock subscription receivable	—	10,625	10,625
Changes in operating assets and liabilities:
(Increase) decrease in other receivables	(5,000)	—	(5,000)
(Increase) decrease in deposits	(500)	(1,034)	(1,534)
Increase (decrease) in accounts payable	26,100	1,908	28,008
Increase (decrease) in accrued liabilities	47,625	—	47,625
Increase (decrease) in cash overdraft	13,554	—	13,554
Increase (decrease) in net liabilities—merger	—	12,150	12,150

Net Cash Used by Operating Activities	(972,585)	(18,439)	(991,024)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of trademark	(4,722)	—	(4,722)
Software development costs	(64,417)	—	(64,417)
Purchase of fixed assets	(26,177)	(5,326)	(31,503)

Net Cash Used by Investing Activities	(95,316)	(5,326)	(100,642)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received in merger	—	30	30
Proceeds from notes payable	169,100	100,000	269,100
Proceeds from convertible debenture	150,000	—	150,000
Proceeds from stock issuance	772,868	125	772,993
Payments on notes payable	(100,000)	—	(100,000)

Net Cash Provided by Financing Activities	991,968	100,155	1,092,123

NET INCREASE IN CASH AND CASH EQUIVALENTS	(75,993)	76,390	457
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	76,390	—	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$457	$76,390	$457

SUPPLEMENTAL CASH FLOW INFORMATION CASH PAID FOR:
Interest	$9,362	$—	$9,362
Income taxes	$—	$—	$—
NON-CASH FINANCING ACTIVITIES
Common stock issued for acquisition of subsidiary	$800,000	$—	$800,000
Common stock issued for services rendered	$2,121,958	$180,698	$2,302,656
Common stock issued for debt	$20,000	$12,000	$32,000
Common stock issued for interest	$134	$—	$134

The accompanying notes are an integral part of these consolidated financial statements.

MILLENNIUM MULTI MEDIA.COM CORP.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

December 31, 2000

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization

    Millenium Multi Media.com Corp. (MMM) (the Company) is a Delaware corporation formed on October 22, 1999. MMM intends to operate as a developer and distributor of entertainment content and services.

    Glenhills Corporation (Glenhills) was incorporated as Interstate Protectors Corporation on June 15, 1983 in the State of Utah. The Company had very little activity until 1991 when it acquired Nutra Era, Inc. and Global Vision, Inc. From 1991 through 1994 (under the name Global Vision Unlimited) the Company concentrated its efforts on the production and test marketing of its consumer health and wellness products until it discontinued operations in 1994. The Company has been involved in marketing research throughout the country. The name of the Company was changed to DHS Industries, Inc. in May of 1996 and later changed to Glenhills Corporation on April 2, 1998.

    DHS Research Group (DHSRG) was incorporated on December 31, 1994 in the State of Nevada as Coast Financial Resources, Inc. (CFR). In August of 1995, CFR purchased Southern California Interviewing Service (SCIS). SCIS had been operating in the field of marketing research since it was organized in 1957. DHSRG has been dissolved.

    On June 4, 1996, Glenhills and DHSRG completed an Agreement and Plan of Reorganization whereby Glenhills issued 1,900,784 shares of its common stock in exchange for all of the issued and outstanding common stock of DHSRG. The acquisition was accounted for as a recapitalization of DHSRG, because the shareholders of DHSRG control the Company after the acquisition. Therefore, DHSRG is treated as the acquiring entity. There was no adjustment to the carrying value of the assets or liabilities of DHSRG in the exchange as the market value approximated the net carrying value. Glenhills was the acquiring entity for legal purposes and DHSRG was the surviving entity for accounting purposes.

    On June 18, 1996, the board of directors of the Company resolved to effect a 1-for-100 reverse split of its issued and outstanding common shares. All references to shares and per share amounts have been restated to reflect the effects of the reverse stock split.

    On December 30, 1999, Glenhills and MMM completed an Agreement and Plan of Reorganization whereby Glenhills issued 64,870,600 shares of its common stock in exchange for all of the issued and outstanding common stock of MMM. Immediately prior to the recapitalization, Glenhills had 11,807,650 shares issued and outtanding. The acquisition was accounted for as a recapitalization of MMM, because the Shareholders of MMM control the Company after the acquisition. Therefore, MMM is treated as the acquiring entity. There was no adjustment to the Company value of the assets or liabilities of MMM in the exchange as the market value approximated the net carrying value. Glenhills is the acquiring entity for legal purposes and MMM is the surviving entity for accounting purposes.

    On April 6, 2000, MMM issued 2,000,000 shares of common stock for 100% of Health Network of America (HNA). At the time of the acquisition, HNA had no assets or liabilities. The acquisition was recorded as a purchase resulting in goodwill of $800,000. HNA was originally incorporated under the name of Health Network of the Southwest on July 2, 1998. The name was later changed to Health

Network of America. Pursuant to SFAS 121, an impairment loss of $800,000 was recorded during the year ended December 31, 2000 (See Note 1(l)).

b.  Income Taxes

    The income tax benefit differs from the amount computed at the federal statutory rates as follows:

For the period ended December 31, 2000
Income tax benefit at statutory rate	$501,640
Change in valuation allowance	(501,640)

$—

Deferred tax assets at December 31, 2000 are comprised of the following:
Net operating loss carryforward	$1,320,105
Depreciation	—
Valuation allowance	(1,320,105)

$—

    At December 31, 2000, the Company had net operating loss carryforwards of approximately $1,320,105 that may be offset against future taxable income through 2020. If substantial changes in the Company's ownership should occur, there would also be an annual limitation of the amount of the NOL carryforwards which could be utilized. No tax benefit had been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

c.  Accounting Methods

    The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

d.  Cash and Cash Equivalents

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

e.  Basic Loss Per Share

    The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:

	Loss (Numerator)	Shares (Denominator)	Per Share Amount
For the period ended December 31, 2000	$(5,227,577)	93,885,670	$(0.06)

For the period ended December 31, 1999	$(222,916)	64,925,657	$(0.00)

    Fully diluted (loss) per share is not presented, as any common stock equivalents are antidilutive in nature.

f.   Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g.  Fixed Assets

    Fixed assets are stated at cost. Depreciation on fixed assets is calculated using the straight line method over an expected useful life of five years. Depreciation expense for the year ended December 31, 2000 was $5,331. Depreciation expense for the period ended December 31, 1999 was $130.

h.  Principles of Consolidation

    The consolidated financial statements include the accounts of Millenium Multi Media.com Corp. and its wholly-owned subsidiaries, DHS Research Group, Glenhills Corporation and Health Network of America. All material intercompany transactions and balances have been eliminated.

i.   Revenue Recognition

    The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

j.   Advertising

    The Company follows the policy of charging the costs of advertising to expense as incurred. During the years ended December 31, 2000 and December 31, 1999, the Company had expenses of $139,882 and $1,000 in advertising costs, respectively.

k.  Software Development Costs

    Software development costs incurred to establish technological feasibility are capitalized. The capitalized costs will be amortized using the straight-line method over three years. Capitalization ceases and amortization commences on the date that the software is available for general release. The software development costs are reported at the lower of unamortized cost or net realizable value.

l.   Long Lived Assets

    All long lived assets are evaluated for impairment per SFAS 121 whenever events or circumstances indicate that the recoverability of the carrying amount of an asset should be assessed. Any impairment in value is recognized as an expense in the period when the impairment occurs. The Company initially recognized goodwill of $800,000 pursuant to the acquisition of Health Network of America. Because the Company has been unable to assess the recoverability of the goodwill recorded, an impairment loss of $800,000 has been recorded for the year ended December 31, 2000.

NOTE 2—NOTE PAYABLE—RELATED PARTY

    The Company's note payable consist of the following:

December 31, 2000
Note payable to Regal Group, LLC, principal payment due December 29, 2002, unsecured. Interest imputed at 8%.	$169,100

Total	169,100
Less current portion	—

Long-term note payable	$169,100

  Schedule of Maturities:

Years Ending December 31,	Amount
2001	$—
2002	169,100
2003	—
2004 and thereafter	—

Total	$169,100

NOTE 3—EQUIPMENT

    Property and equipment consist of the following at December 31, 2000:

Furniture and Fixtures	$8,315
Other Equipment	23,188

31,503
Less: Accumulated Depreciation	(5,455)

$26,048

NOTE 4—NET LIABILITIES FROM RECAPITALIZATION

    During 1999, MMM merged with Glenhills Corporation. As part of the reorganization, Glenhills carries forward liabilities associated with its previous recapitalization with DHSRG, as well as previous operations, which have been eliminated in the recapitalization. The following is a summary of the net liabilities from recapitalization:

December 31, 2000
Note payable to a shareholder, non-interest bearing, principal amount of $200,000, no due date, note secured by 1,000 shares of the Company's common stock.	$200,000
Note payable to Phillips Management bearing no interest and due on demand.	500
Stipulated judgment to Paul Moiseyer, Anne Moiseyer and Ethel Brook, bearing 8% interest per annum, due on demand.	10,453
Stipulated judgment for Ventura-Louise Partners, Ltd. bearing no interest, due on demand.	16,586
Various accounts payable and accrued expenses	80,773
Amount owed on equipment returned from prior capital leases	22,824

Total	$331,136

NOTE 5—COMMITMENTS AND CONTINGENCIES

    As of December 31, 2000, The Company leased office space under a non-cancelable operating lease which will terminate on May 31, 2002. Future minimum lease payments are as follows:

Year	Amount
2001	$52,013
2002	21,672

Total	$73,685

NOTE 6—STOCK ISSUANCES

    On October 22, 1999, the Company issued 64,870,600 shares of common stock valued at $0.00 per share for cash of $125.

    On December 30, 1999, the Company completed a recapitalization between the Glenhills Corporation, (acquired entity) and Millennium Multi Media.com Corp., (acquiring entity). The presentation of the recapitalization is as follows: the equity of the acquiring entity (MMM) is presented as the equity of the combined enterprise; however, the capital stock account of the acquiring entity (MMM) is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Glenhills Corporation) after giving effect to the number of shares issued in the reverse merger. Accordingly, at the date of the reverse merger, the Company had 11,807,650 shares of common stock outstanding; and 64,870,600 shares as detailed above have been retroactively restated for the equivalent number of shares received in the merger by Millennium Multi Media.com Corp.

    On December 30, 1999, the Company issued 3,613,951 shares of common stock for services at $0.05 per share for a total of $180,698.

    On December 30, 1999, the Company issued 240,000 shares of common stock for debt at $0.05 per share for a total of $12,000.

    On February 20, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On February 22, 2000, the Company sold 100,000 shares of common stock for cash at $0.50 per share for a total of $50,000.

    On February 29, 2000, the company sold 40,000 shares of common stock for cash at $0.50 per share for a total of $20,000.

    On March 2, 2000, the Company sold 110,000 shares of common stock for cash at $0.50 per share for a total of $55,000.

    On March 3, 2000, the Company sold 16,000 shares of common stock for cash at $0.50 per share for a total of $8,000.

    On March 3, 2000, the Company issued 4,000 shares of common stock for cash at $0.50 per share for a total of $2,000.

    On March 7, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On March 9, 2000, the Company sold 200,000 shares of common stock for cash at $0.50 per share for a total of $100,000.

    On March 10, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On March 20, 2000, the Company sold 30,000 shares of commons tock for cash at $0.50 per share for a total of $15,000.

    On April 2, 2000, the Company sold 30,000 shares of common stock at $0.50 per share for a total of $15,000.

    On April 3, 2000, the Company sold 30,000 shares of common stock at $0.50 per share for a total of $15,000.

    On April 4, 2000, the Company sold 80,000 shares of common stock at $0.50 per share for a total of $40,000.

    On April 5, 2000, the Company sold 80,000 shares of common stock at 40.50 per share for a total of $40,000.

    On April 6, 2000, the company sold 80,000 shares of commons tock at $0.50 per sahre for a total of $40,000.

    On April 6, 2000, the Company issued 2,000,000 shares of common stock for 100% of Health Network of America at $0.40 per share for a total of $800,000.

    On April 10, 2000, the Company sold 30,000 shares of common stock for cash at $0.50 per share for a total of $15,000.

    On April 11, 2000, the Company sold 60,000 shares of common stock for cash at $0.50 per share for a total of $30,000.

    On April 12, 2000, the Company sold 70,000 shares of common stock for cash at $0. per share for a total of $35,000. An additional expense of $3,190 was recognized for issuance below market value.

    On April 13, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On April 14, 2000, the Company sold 40,000 shares of common stock for cash at $0.50 per share for a total of $20,000.

    On April 17, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On April 18, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On April 25, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On April 26, 2000, the Company sold 80,000 shares of common stock for cash at $0.50 per share for a total of $40,000.

    On April 27, 2000, the Company sold 30,000 shares of common stock for cash at $0.50 per share for a total of $15,000.

    On April 28, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On April 30, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On May 2, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On May 8, 2000, the company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On May 9, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On May 15, 2000, the Company issued 303,409 shares of common stock for services at $0.32 per share for a total of $97,091.

    On May 15, 2000, the Company sold 10,000 shares of common stock for cash at $0.001 per share for a total of $10. An additional expense of $3,190 was recognized for issuance below market value.

    On May 17, 2000, the Company sold 2,780,886 shares of common stock for cash at $0.001 per share for a total of $2,781. An additional expense of $692,442 was recognized for issuance below market value.

    On May 24, 2000, the Company sold 2,002,500 shares of common stock for cash at $0.001 per share for a total of $2003. An additional expense of $498,623 was recognized for issuance below market value.

    On May 24, 2000, the Company sold 50,000 shares of common stock for cash at $0.50 per share for a total of $25,000.

    On June 2, 2000, the company sold 75,000 shares of common stock for cash at $0.001 per share for a total of $75. An additional expense of $14,175 was recognized for issuance below market value.

    On June 14, 2000, the Company issued 705,475 shares of common stock for services at $0.20 per share for a total of $141,095.

    On June 14, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On June 27, 2000, the Company sold 30,000 shares of common stock for cash at $0.50 per share for a total of $15,000.

    On June 30, 2000, the Company issued 8,717,650 shares of common stock for services at $0.14 per share for a total of $1,220,471.

    On July 11, 2000, the Company sold 40,000 shares of common stock for cash at 40.50 per share for a total of $20,000.

    On August 1, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On August 8, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On August 10, 2000, the Company recognized an additional expense for beneficial conversion features on the convertible debenture of $37,500.

    On August 22, 2000, the Company issued 1,000,000 shares of common stock for services at $0.15 per share for a total of $150,000.

    On August 24, 2000, the Company issued 2,000,000 shares of common stock for services at $0.14 per share for a total of $2,801,000.

    On August 27, 2000, the Company sold 2,000,000 shares of common stock for cash at $0.025 per share for a total of $50,000.

    On August 30, 2000, the Company issued 75,000 shares of common stock for services at $0.14 per share for a total of $10,500.

    On September 7, 2000, the company issued 900,000 shares of common stock for future services values at $0.022 per share for a total of $19,800.

    On September 21, 2000, the Company issued 100,000 shares of common stock for services at $0.09 per share for a total of $9,000.

    On September 29, 2000, the Company issued 1,600,000 shares of common stock for services at $0.09 per share for a total of $144,000.

    On October 17, 2000, the Company issued 167,260 shares of common stock for conversion of the convertible debenture and accrued interest at $0.03 per share for a total of $,018.

    On October 23, 2000, the Company issued 287,936 shares of common stock for conversion of the convertible debenture and accrued interest at $0.0525 per share for a total of $15,117.

    On November 17, 2000, the Company sold 8,424,910 shares of common stock for cash at $0.0268 per share for a total of 226,000.

    On November 17, 2000, the Company canceled 7,383,825 shares of common stock.

    On November 20, 2000, the Company issued 1,170,000 shares of common stock for services at $0.04 per share for a total of $46,800.

    On December 1, 2000, the Company issued 600,000 shares of common stock for services at $0.035 per share for a total of 21,000.

NOTE 7—GOING CONCERN

    The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern. However, the Company has experienced operating losses and has a working capital deficit. The Company has not established revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a private placement and to actively seek potential mergers and acquisitions in the entertainment industry. The Company intends to produce and distribute filmed programming, movies and recorded music, market entertainment merchandise and manage industry web sites.

NOTE 8—DILUTIVE INSTRUMENTS

a.  Stock Options

    The Company applied Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

    FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which requires the Company to estimate the fair value of each dilutive instrument award at the grant date by using the Black-Scholes option pricing model.

    A summary of the Company's outstanding options as of December 31, 2000 is presented below:

Description	Date of Grant	Exercise Number	Exercise Price	Trading Price	Amount Exercised	Expiration Date
Leonard Greenfield	4-7-99	250,000	$0.005	$0.02	—	12-31-04
Martin Daniel	4-7-99	250,000	$0.005	$0.02	—	12-31-04
Ray Mendoza	4-7-99	120,000	$0.005	$0.02	—	10-14-04

    On April 7, 1999, Glenhills issued options to Leonard Greenfield in conjunction with a consulting agreement to purchase 250,000 shares of the Company's common stock at a price of $0.005 per share. Glenhills recognized additional compensation expense of $4,076 due to the options being granted below market value, or $0.02 on the date of issuance. The additional compensation expense has been eliminated as part of the recapitalization.

    On April 7, 1999, Glenhills issued options to Martin David in conjunction with a consulting agreement to purchase 250,000 shares of Glenhills' common stock at a price of $0.005 per share. The Company recognized additional compensation expense of $4,076 due to the options being granted below market, or $0.02 on the date of issuance. The additional compensation expense has been eliminated as part of the recapitalization.

    On April 7, 1999, Glenhills issued options to Ray Mendoza in conjunction with a consulting agreement to purchase 120,000 shares of the Company's common stock at a price of $0.005 per share. The Company recognized additional compensation expense of $1,957 due to the options being granted below market, or $0.02 on the date of issuance. The additional compensation expense has been eliminated as part of the recapitalization.

    All three issuances of options were granted before the merger with Millennium Multi Media.com Corp.

b.  Warrants

    A summary of the Company's outstanding warrants as of December 31, 2000 is presented below:

  Class A Warrants:

Description	Warrant Date	Exercise Number	Exercise Price	Trading Price	Amount Exercised	Expiration Date
Private Placement	2-07-00 to
Investors	12-31-00	1,440,000	$1.00	$0.10	—	12-31-01

		1,440,000			—

  Class B Warrants:

Description	Warrant Date	Exercise Number	Exercise Price	Trading Price	Amount Exercised	Expiration Date
Private Placement	2-07-00 to
Investors	12-31-00	1,440,000	$2.00	$0.10	—	12-31-01

		1,440,000			—

    During the year ended December 31, 2000, the Company issued detachable warrants allowing the holder to purchase two additional shares of the Company's common stock, one Class A exercisable at $1.00 per share and one Class B exercisable at $2.00 per share, in conjunction with a private placement agreement. The total warrants granted were 1,440,000 Class A and 1,440,000 Class B. The average price per share during this time was $0.10 per share.

NOTE 9—CONVERTIBLE DEBENTURE

    During August 2000, the Company issued a convertible debenture for $150,000 in exchange for Company expenses. The debenture is due August 10, 2002. The debenture accrues interest at 8% per annum. The holder of the debenture retains the option to convert for a period of two years any portion of the debt into the Company's restricted stock at a price of 75% of the average trading price of the previous five days. The Company has recognized an additional expense of $37,500 for this beneficial conversion feature. The holder of the debenture has converted $20,000 into the Company's restricted common stock.

NOTE 10—SUBSEQUENT EVENTS

    On January 9, 2001, the Company issued 405,000 shares of common stock for all of the issued and outstanding common stock of Pacific Voice, Inc., making Pacific Voice, Inc. a wholly-owned subsidiary of the Company.

MILLENNIUM MULTI MEDIA.COM CORPORATION
(A Development Stage Company)
Notes to the Financial Statements
March 31, 2001

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization

    Millennium Multi Media.com Corp (MMM) (the Company) is a Delaware corporation formed on October 22, 1999. MMM intends to operate as a developer and distributor of entertainment content and services.

    Glenhills Corporation (Glenhills) was incorporated as Interstate Protectors Corporation on June 15, 1983 in the State of Utah. Glenhills had very little activity until 1991 when it acquired Nutra Era, Inc. and Global Vision, Inc (Global Vision). From 1991 through 1994 (under the name of Global Vision Unlimited) Global Vision concentrated its efforts on the production and that marketing of its consumer health and wellness products until it discontinued operations in 1994. Global Vision has been involved in marketing research throughout the country. The name of Global Vision, Inc. was changed to DHS Industries, Inc. in May of 1996 and later changed to Glenhills Corporation on April 2, 1998.

    DHS Research Group (DHSRG) was incorporated on December 31, 1994 in the State of Nevada as Coast Financial Resources, Inc. (CFR). In August of 1995, CFR purchased Southern California Interviewing Service (SCIS). SCIS had been operating in the field of marketing research since it was organized in 1957. DHSRG has been dissolved.

    On June 4, 1996, Glenhills and DHSRG completed an Agreement and Plan of Reorganization whereby Glenhills issued 1,900,784 shares of its common stock in exchange for all of the issued and outstanding common stock of DHSRG. The acquisition was accounted for as a recapitalization of DHSRG, because the shareholders of DHSRG control the Company after the acquisition. Therefore, DHSRG is treated as the acquiring entity. There was no adjustment to the carrying value of the assets or liabilities of DHSRG in the exchange as the market value approximated the net carrying value. Glenhills was the acquiring entity for legal purposes and DHSRG was the surviving entity for accounting purposes.

    On June 18, 1996, the board of directors of the Company resolved to effect a 100-for-1 stock split of its issued and outstanding common shares. All references to shares and pre share amounts have been restated to reflect the effects of the stock split.

    On December 30, 1999, Glenhills and MMM completed and Agreement and Plan of Reorganization whereby Glenhills issued 64,870,600 shares of its common stock in exchange for all of the issued and outstanding common stock of MMM. Immediately prior to the recapitalization, Glenhills had 11,807,650 shares issued and outstanding. The acquisition was accounted for as a recapitalization of MMM, because the Shareholders of MMM control the Company after the acquisition. Therefore, MMM is treated as the acquiring company. There was no adjustment to the Company value of the assets or liabilities of MMM in the exchange as the market value approximated the net carrying value. Glenhills is the acquiring entity for legal purposes and MMM is the surviving entity for accounting purposes.

    On January 9, 2001, the Company issued 405,000 shares of common stock for all the issued and outstanding common stock of Pacific Voice, Inc. This acquisition has been treated as a merger of Pacific Voice, Inc. into a subsidiary of the Company.

b.  Income Taxes

    At March 31, 2001, the Company had net operating loss carryforwards of approximately $5,615,281 that may be offset against future taxable income through 2021. If substantial changes in the Company's ownership should occur, there would also be an annual limitation of the amount of the NOL carryforwards that could be utilized. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

c.  Accounting Methods

    The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

d.  Cash and Cash Equivalents

    The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

e.  Basic Loss Per Share

    The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:

	Loss (Numerator)	Shares (Denominator)	Per Share Amount
For the quarter ended March 31, 2001	$(165,365)	111,099,081	$(0.0015)

    Fully diluted (loss) per share is not presented, as any common stock equivalents are antidilutive in nature.

f.   Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g.  Depreciation

    Fixed assets are stated at cost. Depreciation on fixed assets is calculated using the straight-line method over an expected useful life of five years.

h.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, DHS Research Group, Glenhills Corporation, Health Network of America. All material intercompany transactions and balances have been eliminated.

i.   Accounting for the purchase of Pacific Voice, Inc.

    In accounting for the purchase of Pacific Voice, Inc., the Company employed the guidelines set forth in Opinions Accounting Principles Board ("APB") No. 16, "Business Combinations." These guidelines dictate that all assets of the company must be appraised and recorded at fair market value. The fair market value of the assets less all liabilities results in the net value of the company's assets. The difference in the net asset value and the amount actually paid for the company is reported as goodwill.

    In the case of Pacific Voice, Inc., the amount paid on January 9, 2001 was less then the net value of the assets and therefore resulted in a negative goodwill. According to APB #16, negative goodwill reduces the estimated fair market value of the current assets of the purchased company. The acquired assets of Pacific Voice, Inc. were reduced by this amount.

j.   Revenue Recognition

    The Company currently has no significant source of revenues. Revenue recognition policies will be determined when principal operations begin.

k.  Advertising

    The Company follows the policy of charging the cost of advertising to expense as incurred.

NOTE 2—NOTE PAYABLE

    The Company's note payable consist of the following:

March 31, 2001
Note payable to Regal Group, LLC, principal payment due December 29, 2002, unsecured. Interest imputed at 8%	$333,732
Note payable to other related parties, principal due upon request, unsecured, non-interest bearing	12,000

Total	345,732
Less current portion	12,000

Long-term note payable	$333,732

  Schedule of Maturities:

Years Ending December 31,	Amount
2001	$—
2002	333,732
2003	—
2004	—
2005 and thereafter	—

Total	$333,372

NOTE 3—NET LIABILITIES FROM RECAPITALIZATION

    During 1999, the Company merged with Glenhills Corporation. As part of the reorganization, Glenhills carries forward liabilities associated with its previous recapitalization with DHSRG, as well as previous operations, which have been eliminated in the recapitalization. The following is a summary of the liabilities from recapitalization:

March 31, 2001
Note payable to a shareholder, non-interest bearing, principal amount of $200,000, no due date, note secured by 1,000 shares of the Company's common stock.	$200,000
Note payable to Phillips Management bearing no interest and due on demand.	500
Stipulated judgment to Paul Moiseyer, Anne Moiseyer and Ethel Brook, bearing 8% interest per annum, due on demand.	10,453
Stipulated judgment for Ventura-Louise Partners, Ltd. bearing no interest, due on demand.	16,586
Various accounts payable and accrued expenses	80,773
Amount owed on equipment returned from prior capital leases	22,824

Total	$331,136

NOTE 4—COMMITMENTS AND CONTINGENCIES

a.  Leases

    As of March 31, 2001, the Company leased office space under a non-cancelable operating lease, which will terminate on May 31, 2002. Future minimum lease payments are as follows:

Year	Amount
2001	$39,593
2002	21,672

Total	$61,265

b.  Pacific Voice, Inc. Merger

    On July 26, 2000 a subsidiary of the Company entered into an agreement to merge with Pacific Voice, Inc. As part of this agreement the Company agreed to issue 405,000 shares for Pacific Voice, Inc. In the context of this agreement, the Company guaranteed that within nine months from the effective date of the merger (August 15, 2000) the value of the stock would reach $1.00 a share. The Company agreed to compensate the shareholders of Pacific Voice, Inc. for any shortfall in the value of the stock (see NOTE 9 b).

NOTE 5—STOCK ISSUANCES

    On October 22, 1999, the Company issued 64,870,600 shares of common stock valued at $0.00 per share for cash of $125.

    On December 30, 1999, the Company completed a recapitalization between the Glenhills corporation, (acquired entity) and Millennium Multi Media.com Corp., (acquiring entity). The presentation of the recapitalization is as follows: the equity of the acquiring entity (MMM) is presented as the equity of the combined enterprise; however, the capital stock account of the acquiring entity (MMM) is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Glenhills Corporation) after giving effect to the number of shares issued in the reverse merger. Accordingly, at the date of the reverse merger, the Company had 11,807,650 shares of common stock outstanding; and 64,870,600 shares as detailed above have been retroactively restated for the equivalent number of shares received in the merger by Millennium Multi Media.com Corp.

    On December 30, 1999, the Company issued 3,613,951 shares of common stock for services at $0.05 per share for a total of $180,698.

    On December 30, 1999, the Company issued 240,000 shares of common stock for debt at $0.05 per share for a total of $12,000.

    On February 20, 2000, the Company sold 10,000 shares of common stock for cash at $.50 per share for a total of $5,000.

    On February 22, 2000, the Company sold 100,000 shares of common stock for cash at $0.50 per share for a total of $50,000.

    On February 29, 2000, the Company sold 40,000 shares of common stock for cash at $0.50 per share for a total of $20,000.

    On March 2, 2000, the Company sold 110,000 shares of common stock for cash at $0.50 per share for a total of $55,000.

    On March 3, 2000, the Company sold 16,000 shares of common stock for cash at $0.50 per share for a total of $8,000.

    On March 3, 2000, the Company issued 4,000 shares of common stock for cash at $0.50 per share for a total of $2,000.

    On March 7, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On March 9, 2000, the Company sold 200,000 shares of common stock for cash at $0.50 per share for a total of $100,000.

    On March 10, 200, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On March 20, 2000, the Company sold 30,000 shares of common stock at $0.50 per share for a total of $15,000.

    On April 2, 2000, the Company sold 30,000 shares of common stock at $0.50 per share for a total of $15,000.

    On April 3, 2000, the Company sold 30,000 shares of common stock at $0.50 per share for a total of $15,000.

    On April 4, 2000, the Company sold 80,000 shares of common stock at $0.50 per share for a total of $40,000.

    On April 5, 2000, the Company sold 80,000 shares of common stock at $0.50 per share for a total of $40,000.

    On April 6, 2000, the Company sold 80,000 shares of common stock at $0.50 per share for a total of $40,000.

    On April 6, 2000, the Company issued 2,000,000 shares of common stock at $0.40 per share for a total of $800,000.

    On April 10, 2000, the Company sold 30,000 shares of common stock for cash at $0.50 per share for a total of $15,000.

    On April 11, 2000, the Company sold 60,000 shares of common stock for cash at $0.50 per share for a total of $30,000.

    On April 12, 2000, the Company sold 70,000 shares of common stock for cash at $0.50 per share for a total of $35,000. An additional expense of $3,190 was recognized for issuance below market value.

    On April 13, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On April 14, 2000, the Company sold 40,000 shares of common stock for cash at $0.50 per share for a total of $20,000.

    On April 17, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On April 18, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On April 25, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On April 26, 2000, the Company sold 80,000 shares of common stock for cash at $0.50 per share for a total of $40,000.

    On April 27, 2000, the Company sold 30,000 shares of common stock for cash at $0.50 per share for a total of $15,000.

    On April 28, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On April 30, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On May 2, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On May 8, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On May 9, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On May 15, 2000, the Company sold 303,349 shares of common stock for services at $0.32 per share for a total of $97,091.

    On May 15, 2000, the Company sold 10,000 shares of common stock for cash at $0.001 per share for a total of $10. An additional expense of $3,190 was recognized for issuance below market value.

    On May 17, 2000, the Company sold 2,780,886 shares of common stock for cash at $0.001 per share for a total of $2,781. An additional expense of $692,442 was recognized for issuance below market value.

    On May 24, 2000, the Company sold 2,002,500 shares of common stock for cash at $0.001 per share for a total of $2,003. An additional expense of $498,623 was recognized for issuance below market value.

    On May 24, 2000, the Company sold 50,000 shares of common stock for cash at $0.50 per share for a total of $25,000.

    On June 2, 2000, the Company sold 75,000 shares of common stock for cash at $0.001 per share for a total of $75. An additional expense of $14,175 was recognized for issuance below market value.

    On June 14, 2000, the Company issued 705,475 shares of common stock for services at $0.20 per share for a total of $5,000.

    On June 14, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On June 27, 2000, the Company sold 30,000 shares of common stock for cash at $0.50 per share for a total of $15,000.

    On June 30, 2000, the Company issued 8,717,650 shares of common stock for services at $0.14 per share for a total of $1,220,471.

    On July 11, 2000, the Company sold 40,000 shares of common stock for cash at $0.50 per share for a total of $20,000.

    On August 1, 2000, the Company sold 10,000 shares of common stock for cash at $0.50 per share for a total of $5,000.

    On August 8, 2000, the Company sold 20,000 shares of common stock for cash at $0.50 per share for a total of $10,000.

    On August 10, 2000, the Company recognized an additional expense for beneficial conversion features on the convertible debenture of $37,500.

    On August 22, 2000, the Company issued 1,000,000 shares of common stock for services at $0.15 per share for a total of $150,000.

    On August 24, 2000, the Company issued 2,000,000 shares of common stock for services at $0.14 per share for a total of $280,000.

    On August 27, 2000, the Company sold 2,000,000 shares of common stock for cash at $0.025 per share for a total of $50,000.

    On August 30, 2000, the Company issued 75,000 shares of common stock for services at $0.14 per share for a total of $10,500.

    On September 7, 2000, the Company issued 900,000 shares of common stock for future services valued at $0.022 per share for a total of $19,800.

    On September 21, 2000, the Company issued 100,000 shares of common stock for services at $0.09 per share for a total of $9,000.

    On September 29, 2000, the Company issued 1,600,000 shares of common stock for services at $0.09 per share for a total of $144,000.

    On October 17, 2000, the Company issued 167,260 shares of common stock for conversion of a portion of the convertible debenture and accrued interest at $0.0525 per share for a total of $15,117.

    On November 17, 2000, the Company sold 8,424,910 shares of common stock for cash at $0.0268 per share for a total of $226,000.

    On November 17, 2000, the Company canceled 7,383,825 shares of common stock.

    On November 20, 2000, the Company issued 1,170,000 shares of common stock for services at $0.04 per share for a total of $46,800.

    On December 1, 2000, the Company issued 600,000 shares of common stock for services at $0.035 per share for a total of $21,000.

    On January 9, 2001, the Company issued 405,000 shares of common stock for the purchase of Pacific Voice, Inc. at $0.06 per share for a total of $24,300.

    On February 5, 2001, the Company issued 1,145,679 shares of common stock for conversion of a portion of the convertible debenture and accrued interest at $0.0225 per share for a total of $25,778.

NOTE 6—GOING CONCERN

    The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern. However, the Company has experienced operating losses and has a working capital deficit. It has not established revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a private placement and to actively seek potential mergers and acquisitions in the entertainment industry. The Company plans to provide entertainment content and merchandise. The Company intends to produce and distribute filmed programming, movies, recorded music, market entertainment merchandise and manage industry web sites.

NOTE 7—DILUTIVE INSTRUMENTS

a.  Stock Options

    The Company applied Accounting Principles Board ("APB") Option 25, "accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

    FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to estimate the fair value of each dilutive instrument award at the grant date by using the Black-Scholes option pricing model.

    A summary of the Company's outstanding options as of December 31, 1999 is presented below:

Description	Date of Grant	Exercise Number	Exercise Price	Trading Price	Amount Exercised	Expiration Date
Leonard Greenfield	4/7/99	250,000	$0.005	$0.02	—	12/31/04
Martin Daniel	4/7/99	250,000	$0.005	$0.02	—	12/31/04
Ray Mendoza	4/7/99	120,000	$0.005	$0.02	—	12/31/04

    On April 7, 1999, Glenhills issued options to Leonard Greenfield in conjunction with a consulting agreement to purchase 250,000 shares of the Company's common stock at a price of $0.005 per share. Glenhills recognized additional compensation expense of $4,076 due to the options being granted below market value, or $0.02 on the date of issuance. The additional compensation expense has been eliminated as part of the recapitalization.

    On April 7, 1999, Glenhills issued options to Martin Daniel in conjunction with a consulting agreement to purchase 250,000 shares of the Company's common stock at a price of $0.005 per share. Glenhills recognized additional compensation expense of $4,076 due to the options being granted below market value, or $0.02 on the date of issuance. The additional compensation expense has been eliminated as part of the recapitalization.

    On April 7, 1999, Glenhills issued options to Ray Mendoza in conjunction with a consulting agreement to purchase 250,000 shares of the Company's common stock at a price of $0.005 per share. Glenhills recognized additional compensation expense of $1,957 due to the options being granted below market value, or $0.02 on the date of issuance. The additional compensation expense has been eliminated as part of the recapitalization.

    All three issuances of options were granted before the merger with Millennium Multi Media.com Corp.

b.  Warrants

    A summary of the Company's outstanding warrants as of March 31, 2001 is presented below:

  Class A Warrants:

Description	Warrant Date	Exercise Number	Exercise Price	Trading Price	Amount Exercised	Expiration Date
Private Placement Investors	2/7/00 to 12/31/00	1,440,000	$1.00	$0.10	—	12/31/01

  Class B Warrants:

Description	Warrant Date	Exercise Number	Exercise Price	Trading Price	Amount Exercised	Expiration Date
Private Placement Investors	2/7/00 to 12/31/00	1,440,000	$2.00	$0.10	—	12/31/01

    Prior to March 31, 2001, the Company issued detachable warrants allowing the holder to purchase two additional shares of the Company's common stock, one Class A exercisable at $1.00 per share and one Class B exercisable at $2.00 per share, in conjunction with a private placement agreement. The total warrants granted were 1,390,000 Class A and 1,390,000 Class B. The average price per share during this time was $0.28 per share.

NOTE 8—CONVERTIBLE DEBENTURE

    During August 2000, the Company issued a convertible debenture for $150,000 in exchange for Company expenses. The debenture is due August 10, 2002. The debenture accrues at 8% per annum. The holder of the debenture retains the option to convert for a period of two years any portion of the debt into the Company's restricted stock at a price of 75% of the average trading price of the previous five days. The Company has recognized an additional expense of $37,500 for this beneficial conversion feature. The holder of the debenture has converted $45,778 into the Company's restricted common stock.

NOTE 9—SUBSEQUENT EVENTS

a.  Red Skelton Project

    During April and May of 2001, the Company has finalized and is moving forward with an agreement made with the estate of entertainer Red Skelton to produce a series of videos based on his career. The profits will be split equally between the estate of Red Skelton and the Company. A market analysis conducted by a third party projects that profits for the Company on this project over the next 12 months should be in excess of $1,000,000.

b.  Pacific Voice, Inc. Contingency

    On May 15, 2001, the period allotted to the stock price guarantee promised to the shareholders of Pacific Voice, Inc. elapsed. As the price of the Company's stock did not reach $1.00 during this period, the Company has become liable for the shortfall. According to the merger agreement, the Company is liable for the difference between the closing price of the stock on May 15, 2001, which was $0.0156 per share, and the $1.00 guaranteed. The total value of this liability is $398,682. The Company is currently negotiating the payment of the liability.

PART III

ITEM 1—INDEX TO EXHIBITS

Exhibit 2.1	—	Articles of Incorporation
Exhibit 2.2	—	Amendment to Articles of Incorporation
Exhibit 2.3	—	Bylaws
Exhibit 6.1	—	Material Contracts—Reorganization Agreement of December 30, 1999
Exhibit 6.2	—	Material Contracts—Phillips Management Services Consulting Agreement
Exhibit 6.3	—	Material Contracts—Technical Management Consultants Finders' Fee Agreement
Exhibit 6.4	—	Material Contracts—Office Space Lease Agreement
Exhibit 6.5	—	Material Contracts—Promissory Note Payable to Regal Group, L.L.C.
Exhibit 6.6	—	Material Contracts—Consulting Agreement by and between the Company and Chuck Silvers, Inc.
Exhibit 6.7	—	Material Contracts—Letter of Understanding by and between the Company and Medical Voice Products dated June 22, 2001.
Exhibit 6.8	—	Material Contracts—Advertising Agreement by and between the Company and Blagman Media International dated January 30, 2001.
Exhibit 6.9	—	Material Contracts—Service and Software License Agreement by and between HealthNetwork of America and Presbyterian Community Hospital dated July 1, 2001.
Exhibit 6.10	—	Material Contracts—Agreement by and between the Company and Lothian Skelton dated January 19, 2001.

ITEM 2—DESCRIPTION OF EXHIBITS

POWER OF ATTORNEY

    Know all men by these presents, that each person whose signature appears below constitutes and appoints Bobby Roberts, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent or the substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof.

/s/ JOSEPH TORKAN Joseph Torkan, Co-Chairman of the Board and President	August 1, 2001
/s/ DAVID PEIPERS David Peipers, Co-Chairman of the Board	August 1, 2001
/s/ BOBBY ROBERTS Bobby Roberts, Director	August 1, 2001
/s/ ILLYA BOND Illya Bond, Director	August 1, 2001
/s/ JOUBIN TORKAN Joubin Torkan, Director	August 1, 2001
/s/ VIN KAMDAR Vin Kamdar, Chief Financial Officer	August 1, 2001
/s/ STEPHEN BURGESS Stephen Burgess, Secretary	August 1, 2001

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2001	Voxcorp, Inc.
	By:	/s/ JOSEPH TORKAN Joseph Torkan, President

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TABLE OF CONTENTS
PART I
ITEM 1—DESCRIPTION OF BUSINESS
ITEM 2—MANAGEMENT'S DISCUSSION AND ANALYSIS
ITEM 3—DESCRIPTION OF PROPERTY
ITEM 4—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 5—DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS
ITEM 6—EXECUTIVE COMPENSATION
ITEM 7—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8—DESCRIPTION OF SECURITIES
PART II
ITEM 1—MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY
ITEM 2—LEGAL PROCEEDINGS
ITEM 3—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ITEM 4—RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5—INDEMNIFICATION OF DIRECTORS AND OFFICERS
PART F/S
INDEPENDENT AUDITORS' REPORT
MILLENNIUM MULTI MEDIA.COM CORP. (Formerly Glenhills Corporation) (A Development Stage Company) Consolidated Balance Sheet
ASSETS
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
MILLENNIUM MULTI MEDIA.COM CORP. (Formerly Glenhills Corporation) (A Development Stage Company) Consolidated Statements of Operations (Unaudited)
MILLENNIUM MULTI MEDIA.COM CORP. (Formerly Glenhills Corporation) (A Development Stage Company) Consolidated Statements of Stockholders' Equity (Deficit)
MILLENNIUM MULTI MEDIA.COM CORP. (Formerly Glenhills Corporation) (A Development Stage Company) Statements of Cash Flows (Unaudited)
MILLENNIUM MULTI MEDIA.COM CORP. (Formerly Glenhills Corporation) (A Development Stage Company) Notes to the Financial Statements March 31, 2000 and December 31, 1999
MILLENNIUM MULTI MEDIA.COM CORP. (A Development Stage Company) Consolidated Financial Statements December 31, 2000
CONTENTS
INDEPENDENT AUDITORS' REPORT
MILLENNIUM MULTI MEDIA.COM CORP. (A Development Stage Company) Consolidated Balance Sheet
MILLENNIUM MULTI MEDIA.COM CORP. (A Development Stage Company) Consolidated Statement of Operations
MILLENNIUM MULTI MEDIA.COM CORP. (A Development Stage Company) Consolidated Statement of Stockholders' Equity (Deficit)
MILLENNIUM MULTI MEDIA.COM CORP. (A Development Stage Company) Consolidated Statement of Cash Flows
MILLENNIUM MULTI MEDIA.COM CORP. (A Development Stage Company) Notes to the Consolidated Financial Statements December 31, 2000
MILLENNIUM MULTI MEDIA.COM CORPORATION (A Development Stage Company) Notes to the Financial Statements March 31, 2001
PART III
ITEM 1—INDEX TO EXHIBITS
ITEM 2—DESCRIPTION OF EXHIBITS
POWER OF ATTORNEY